CHAIRMAN'S LETTER *to the* SHAREHOLDERS

2004

KMG creates shareholder value through prudent acquisitions of mature specialty chemicals serving carefully focused markets

KMG

KMG Chemicals, Inc.



KMG Chemicals, Inc. had several important successes in the 2004 fiscal year. We completed three strategic acquisitions, strengthened our management team, achieved record sales of $44 million, and ended the year with two quarters of comparable period earnings growth.



David L. Hatcher

Success on Several Fronts

In December of 2003 KMG acquired the assets of Wood Protection Products, a key distributor of pentachlorophenol. This acquisition considerably improved our position in one of our core businesses, supplying penta to companies that pressure treat utility poles. We then consolidated Wood Protection's formulation and distribution operation into our Tuscaloosa facility, and created greater operating efficiencies as a result.

We also purchased the creosote distribution business and assets of Trenton Sales in June of 2004. This significantly expanded our presence in the wood treating market servicing the railroads. KMG is now the largest merchant supplier of creosote in the United States, and the only one with the infrastructure to economically import creosote from other countries.

Also in June, we purchased the insecticidal spray, Ravap, from Boehringer Ingelheim Vetmedica. This acquisition adds a liquid spray to our Rabon portfolio. Rabon products are used by livestock and poultry growers to protect their animals from flies, ticks and other pests. Our Rabon product portfolio now includes a liquid spray, an oral larvicide, a wettable powder, and we recently added a 3% dust called Beetle Shield for treating poultry houses. Although they still represent a relatively small portion of our revenues, the animal health products bring clear opportunities for organic growth.

During the spring of 2004, Neal Butler joined our executive team as chief operating officer. Neal brings over 25 years of domestic and international chemical industry expertise. He has an enviable reputation in the agricultural chemicals arena, a market we have targeted for future growth. We are also pleased to have added two quality professionals to our sales function in 2004. Randy Berry, our product manager for animal health, brings over 25 years of agricultural experience. David Bullock, our penta product manager, joined us from Wood Protection Products, adding depth and experience to our wood treatment products group.

KMG turned the corner in fiscal 2004. We had two successive quarter-over-quarter earnings increases in the last half of the year. Annual earnings were similar to last year in spite of the increased overhead from the expansion of our management team. We maintained our practice of steadily increasing the dividend in 2004, as we believe our future is bright and that shareholders deserve to participate in the earnings of their company.

Fiscal 2004 Results

For the 2004 fiscal year ended July 31 net income was $1.8 million or $.23 per diluted share, versus $1.9 million or $.25 per diluted share in fiscal 2003. Net sales for fiscal 2004 were a record $43.6 million, up 23 percent from $35.5 million last year. More than half of the sales increase was related to penta – a result of the Wood Protection Products acquisition and a price increase. Additionally, major railroads stepped up their purchases of creosote-treated crossties. Revenues from our animal health products also increased significantly.

Gross profit margins fell to 29 percent in fiscal 2004 from 32 percent last year. Continued increases in raw material costs and higher costs for imported

Strong Growth in Book Value per Share



$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$0.65
$0.97
$1.33
$1.80
$2.27
$2.54
$2.85
$3.05
$3.22
96
97
98
99
00
01
02
03
04

The company's compound annual growth rate in book value per share since it went public in 1996 is 22 percent, based on fully diluted shares.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ______

Commission file number 000-29278

KMG CHEMICALS, INC.

(Exact name of registrant as specified in its charter)

Texas	**75-2640529**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10611 Harwin Drive, Suite 402
Houston, Texas 77036
(Address of principal executive offices, including zip code)

(713) 988-9252
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE EXCHANGE ACT:

Title of Each Class	Name of each Exchange on which Registered
None	None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE EXCHANGE ACT:

Common Stock, $.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ____

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act. Yes _____ No __X__

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the price of $4.59 on the Nasdaq Small Cap Market as of the last business day of the Company's most recently completed second fiscal quarter (January 30, 2004) was $4,661,668.

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of September 30, 2004, there were 7,550,019 shares of the registrant's common stock, par value $.01, per share outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The proxy statement pertaining to the November 16, 2004 annual meeting of shareholders is incorporated by reference in Part III of this report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

KMG Chemicals, Inc., with its subsidiaries, is one of the largest sellers of industrial wood treating chemicals in the United States. We also sell animal health pesticides and agricultural herbicides in carefully focused markets in the United States and elsewhere.

We sell three industrial wood preserving chemicals, pentachlorophenol (penta), creosote and sodium pentachlorophenate (sodium penta). The wood treating chemicals are sold to industrial customers who use these preservatives to extend the useful life of wood, primarily utility poles, bridge timbers and railroad crossties. We also sell tetrachlorvinphos (Rabon and Ravap) products, a pesticide used by domestic livestock and poultry growers to protect animals from flies and other pests, and an herbicide product consisting of monosodium and disodium methanearsonic acids (MSMA). The MSMA herbicides sold in the United States are Bueno® 6 and Ansar® 6.6. Bueno® 6 is used primarily for weed control in cotton fields and Ansar® 6.6 is used on weeds along highways. These products also have application elsewhere in the world to protect cotton and sugarcane.

Business Strategy

The products we sell have been in use for many years. We have established our position in our products through acquisitions, not by inventing or researching new chemicals. We acquired a penta manufacturing and distribution business in 1988 from a company that had been in the penta business since the early 1970's. We have made several acquisitions since 1988 to expand our wood preserving products. We acquired a creosote distribution business in early 1991 and a sodium penta business late that same year. In 1998, we acquired significant additional assets pertaining to creosote. In December 2003, we acquired an additional penta distribution business, and in June 2004 we acquired an additional creosote distribution business.

We entered the agricultural chemicals business in 2000 when we acquired the MSMA herbicide products. We purchased the Rabon products animal health business in 2002, and expanded it in June 2004 by acquiring the Ravap tradename.

We intend to continue our strategy of growth through acquisitions by seeking, on a selective basis, acquisitions that complement and expand on our existing products. Because we do not believe that significant opportunities for further growth by acquisition remain in wood treating chemicals, we intend to focus on opportunities in animal health pesticide products, as well as agricultural and other industrial chemicals. Our execution of this strategy, however, depends on our ability to locate, consummate and assimilate acquisitions on desirable economic terms. There can be no assurance that we will be successful in executing our growth strategy. Furthermore, our ability to implement that strategy may be dependent upon obtaining financing for expansion, and there can be no assurance that financing will be available on acceptable terms over the long term.

Chemical Products

Wood Preserving Chemicals. The principal wood preserving chemicals for industrial users are pentachlorophenol (penta), creosote and chromated copper arsenate. We supply United States industrial users with both penta and creosote, but not the copper preservative. Other chemicals are used for wood preserving in the consumer market but we do not produce or sell to that market: We are the only supplier of industrial wood preservers who supplies more than one of the significant industrial wood preservatives, and we believe that we are one of the largest suppliers of industrial wood preserving chemicals in the United States. We also supply sodium penta, a wood preserving product used primarily to treat freshly cut lumber, to customers outside the United States. See "—Competition." Our wood preserving chemicals constituted 84% of our net sales in fiscal 2004, 82% in 2003 and 89% in fiscal 2002.

Penta is used primarily to treat electric and telephone utility poles, protecting them from mold, mildew, fungus and insects. We estimate that approximately 2 million treated utility poles are purchased each year by utility companies in the United States and that about 50% are treated with penta. We manufacture penta in Matamoros, Mexico through a subsidiary. The Matamoros facility produces both solid penta blocks and penta flakes. Those penta products are sold by us to our customers or made into a liquid solution of penta concentrate at the Matamoros facility or at our blending and distribution facility in Tuscaloosa, Alabama. In the United States, we sell penta primarily in Alabama, Arkansas, Georgia, Louisiana, Mississippi and Missouri. In addition, a small portion of the flaked penta is used to produce sodium penta. We sell the sodium penta, which is not registered for use in the United States, to customers primarily in Latin America. As a by-product of the penta manufacturing process, the Matamoros facility also produces hydrochloric acid which is sold in Mexico for use in the steel and oil well service industries.

Creosote is a wood preservative used to treat railroad crossties, bridge timbers and utility poles. Creosote is produced by the distillation of coal tar, a by-product of the transformation of coal into coke. Based on estimates by the Railway Tie Association, we believe that a range of approximately 15 to 20 million railroad crossties and bridge timbers are purchased from wood treating companies by railroads annually. Almost all wooden crossties are treated with creosote. We believe that less than 10% of utility poles are treated with creosote annually. We have two primary sources of supply for the creosote we sell in the United States, Reilly Industries, Inc. and VFT Belgium, NV. We believe that Reilly and VFT Belgium are among the world's largest manufacturers of creosote and other coal tar products. Creosote is sold by us to wood treaters throughout the United States.

Animal Health Pesticides. In fiscal 2002, we purchased an animal health insecticide line sold under the Rabon tradename. We extended that business by purchasing an additional tradename, Ravap, in May 2004. The Rabon and Ravap products are used by domestic livestock and poultry growers to protect animals from flies and other pests. The product line includes oral larvicides, insecticidal powders and liquid sprays all containing the active ingredient tetrachlorvinphos. We sell these products in the United States and to one customer in Canada.

Agricultural Chemicals. Our MSMA agricultural chemicals products were acquired from Zeneca Ag Products, Inc. in October 2000. Zeneca's MSMA plant was relocated to our Matamoros, Mexico facility and began commercial production in January 2002. Our MSMA herbicides are sold under the name Bueno® 6 in the United States to protect cotton crops, primarily in the southern cotton-growing states and in California, and under the name Ansar® 6.6 to state agencies to control highway weed growth.

Suppliers

We are dependent upon outside suppliers for all of our raw material requirements for penta, sodium penta, and MSMA manufacturing operations and, therefore, we are subject to fluctuations in the price of those materials. The principal raw materials used for those products are phenol, chlorine, solvent, caustic, methylene chloride and arsenic trioxide, each of which we purchase from a limited number of suppliers. We have a limited number of raw materials supply contracts and believe that where we do not have contracts, those raw materials are each readily available from a variety of sources. We do not believe that the loss of any of our suppliers would have a material adverse effect on our business, financial condition or results of operations.

We have two principal suppliers of the creosote we sell and one supplier of our animal health product active ingredient, tetrachlorvinphos. For creosote, we have long-term supply contracts with our two principal suppliers, Reilly Industries and VFT Belgium. Under our agreement with Reilly Industries, we purchase all their annual output at prices established annually. Our creosote supply agreement with VFT Belgium provides that we purchase an agreed minimum volume each calendar year at pricing agreed to annually. For tetrachlorvinphos, we obtained a substantial supply of that active ingredient as part of our initial purchase of the Rabon animal health product category in December 2002. We now source our tetrachlorvinphos active ingredient from a single Japanese supplier at an agreed price for a term ending in 2006.

Customers

We sell our chemical products to approximately 130 customers. One customer for our wood treating chemicals, Koppers, Inc., accounted for approximately 14% of our revenues in fiscal 2004. Kerr McGee Chemical Corp. accounted for approximately 18% of our revenues in fiscal 2003 and 19% in fiscal 2002. No other customer accounted for 10% or more in those fiscal years. In December, 2002 Kerr McGee announced that it would exit the wood treating business. They closed one wood treating plant in fiscal 2002, and closed or disposed of three others in fiscal 2004. Although we experienced some disruption in sales as result of Kerr McGee's exit, primarily through inventory consolidations at Kerr McGee plants and reallocation of treating activity among our customers, we believe the exit did not have a lasting material adverse effect on sales of our wood treating chemicals. Assuming that the level of overall demand for wood treating chemicals remained constant, we do not believe that the loss of Koppers as a customer would have a material adverse effect on sales of our wood treating chemicals.

Marketing

We market our products in the United States primarily through four employees and one independent sales agent. In the case of MSMA products, beginning in fiscal 2004 we began selling exclusively through Drexel Chemical Company in the United States and we also began producing MSMA for sale under their registration. Outside the United States, we sell our products directly and through sales agents.

Geographical Information

Sales made to customers in the United States comprised 97% of total revenues in fiscal 2004 and 96% in fiscal 2003 and 2002. The balance of our sales in each of those fiscal years was made to foreign customers, primarily in Latin America. Our property, plant and equipment are located 16% in the United States and 84% in Mexico where our manufacturing facility is located. See, Notes 1 and 5 to the "Notes to Condensed Consolidated Financial Statements."

Competition

There are only a few firms competing with us in the sale of our wood preservatives or our other products. We compete by selling our products at competitive prices and maintaining a strong commitment to product quality and customer service.

Only two companies produce penta for sale in the United States, ourselves and Vulcan Materials Co., a publicly traded producer of road building construction materials and industrial chemicals. We believe that we currently supply more than half of the penta sold in the United States. Vulcan Materials is, however, a larger company with greater financial and other resources than we have. There is one significant competitor and two other smaller suppliers of creosote. Each of those suppliers also operates wood treating facilities where they use a significant portion of their creosote supply internally. We believe that we provide the wood treating industry with more than half of its annual consumption of creosote not produced for internal use by one of the other suppliers.

No other company competes with us in the sale of our animal health products, containing tetrachlorvinphos, although other companies do market and sell competing products containing other active pesticide ingredients.

In fiscal 2004, we began selling MSMA products through Drexel Chemical Company, and also began producing MSMA products for them under their registration and tradename. There are three other firms that produce MSMA products for sale in the United States, primarily for use on turf and cotton. For several years before we acquired our MSMA products, cotton farmers in the United States have been planting genetically modified cotton seed that is resistant to the herbicide Roundup® and other glyphosate herbicides. As farmers converted to that seed and to glyphosate herbicides, MSMA products became niche products used primarily by farmers who are sensitive to the higher cost of the genetically modified seed program or for particular weed applications. The companies selling resistant seed and glyphosate herbicides have much greater financial and other resources than we do.

Penta, creosote, tetrachlorvinphos and MSMA products must be registered prior to sale under United States law. See "—Environmental and Safety Matters—Licenses, Permits and Product Registrations." As a condition to registration, any company wishing to manufacture and sell these products must provide to the United States Environmental Protection Agency (EPA) substantial scientific research and testing data regarding the chemistry and toxicology of the products. That data must be generated by the applicant or the applicant must compensate other data providers for relying on their information. We believe that the cost of satisfying the data submission requirement serves as an impediment to the entry of new competitors in the United States market, particularly those with lesser financial resources. While we have no reason to believe that the registration requirement will be discontinued or materially modified, there can be no assurances as to the effect of such a discontinuation or modification on our competitive position.

Employees

As of the end of fiscal 2004, we had a total of 90 full-time employees. Fourteen of our employees worked at our corporate offices in Houston, Texas, 66 at the Matamoros facility, eight in Alabama and one each worked in Louisiana and North Carolina. None of the employees in the United States are represented by a labor union but 44 of our employees in Mexico are represented under a labor contract. We believe that we have good relations with our employees.

Environmental and Safety Matters

Our operations are subject to extensive federal, state and local laws, regulations and ordinances in the United States and abroad relating to the generation, storage, handling, emission, transportation and discharge of certain materials, substances and waste into the environment, and various other health and safety matters. Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both. We must devote substantial financial resources to ensure compliance, and we believe that we are in substantial compliance with all the applicable laws and regulations. For a discussion of our expenditures regarding environmental matters, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

We anticipate that the regulation of our business operations under federal, state and local environmental regulations in the United States and abroad will increase over time. We cannot estimate the impact of increased regulation on our operations, future capital expenditure requirements or the cost of compliance.

United States Regulation. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), also known as the "Superfund" law, and comparable state laws generally impose joint and several liability for costs of investigation and remediation and for natural resource damages, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of substances designated under CERCLA as hazardous substances. In the course of our operations, we may have generated and may generate wastes that fall within CERCLA's definition of hazardous substances. We may be the owner or operator of sites on which hazardous substances have been released, and may have generated wastes that have been transported to offsite facilities. We may be responsible under CERCLA for all or part of the costs to clean up facilities at which such substances have been released by previous owners or operators and offsite facilities to which our wastes were transported.

The federal Resource Conservation and Recovery Act, as amended (RCRA), and comparable state laws, regulate the treatment, storage, disposal and transportation of wastes including those designated as "hazardous wastes" under RCRA. The EPA and various state agencies have limited the disposal options for these wastes. It is possible that our operations may generate wastes that are subject to RCRA and comparable state statutes. Furthermore, wastes generated by our operations that are currently exempt from treatment as hazardous wastes may in the future be designated as hazardous wastes under RCRA or other applicable statutes and, therefore, may be subject to more rigorous and costly disposal requirements

The Clean Water Act (CWA) imposes restrictions and strict controls regarding the discharge of wastes into waters of the United States, a term broadly defined. The CWA, and comparable state laws, provide for civil, criminal and administrative penalties for unauthorized discharges of hazardous substances and of other pollutants. In the event of an unauthorized discharge of wastes, we may be liable for penalties and costs.

Our operations are also governed by laws and regulations relating to workplace safety and worker health, principally the Occupational Safety and Health Act (OSHA) and its regulations. The OSHA hazard communication standard, the EPA community right-to-know regulations and similar state programs may require us to organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in substantial compliance with these applicable requirements.

Mexico Regulation. Our Matamoros facility and its operations in Mexico are subject to various environmental laws, regulations and ordinances promulgated by governmental authorities in Mexico. The Ministry of the Environment and Natural Resources (*Secretariate de Medio Ambiente Y Recursos Naturales*: SEMARNAT) is given overall responsibility for environmental regulation in Mexico. SEMARNAT's responsibilities include enforcement of Mexico's laws and regulations concerning air and water emissions and hazardous waste treatment, storage and disposal. SEMARNAT is given broad authority to enforce compliance with environmental laws and regulations and can require that operations be suspended pending completion of required remedial action.

Licenses, Permits and Product Registrations. Certain licenses, permits and product registrations are required for our products and operations in the United States, Mexico and other countries in which we do business. The licenses, permits and product registrations are subject to revocation, modification and renewal by governmental authorities. In the United States in particular, producers and distributors of chemicals such as penta, creosote, tetrachlorvinphos and MSMA are subject to registration and notification requirements under federal law (including under the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA) and the Toxic Substances Control Act, and comparable state law) in order to sell those products in the United States. Compliance with these requirements has had, and in the future will continue to have, a material effect on our business, financial condition and results of operations. Under FIFRA, the registration system requires an ongoing submission to EPA of substantial scientific research and testing data regarding the chemistry and toxicology of pesticide products by manufacturers. Under agreements with other industry participants, we share most research and testing costs pertaining to our chemical products. We incurred expenses of approximately $861 thousand in fiscal 2004, $705 thousand in 2003, and $520 thousand in 2002 in connection with the research, testing and other expenses in connection with our participation in several industry task forces.

Investor Information

We were incorporated in 1992 as Texas corporation and changed our name to KMG Chemicals, Inc. in 1997. Our principal executive office is located at 10611 Harwin Drive, Suite 402, Houston, Texas 77036 and our telephone number is (713) 988-9252.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You can access financial and other information about us at our website. The address is www.kmgchemicals.com. Copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available, free of charge, on our website as soon as reasonably practicable after filing that material electronically or otherwise furnishing it to the SEC. In addition to accessing copies of periodic reports on our website, you may request a copy of our Annual Report on Form 10-K, including financial statements, by writing to John V. Sobchak, Chief Financial Officer, at our executive office at 10611 Harwin Drive, Suite 402, Houston, Texas 77036.

ITEM 2. PROPERTIES

We own or lease the following properties.

Location	Primary Use	Approximate Size	Owned/ Leased	Lease Expiration Date
Houston, Texas	Corporate Office	8,000 square feet	Leased	March 31, 2009
Matamoros, Mexico	Manufacturing	13 acres	Owned	
Tuscaloosa, Alabama	Processing Distribution	1.5 acres	Owned	

In 2004, we purchased six acres (included in the above table) adjacent to our Matamoros facility for potential future expansion. We believe that all of these properties are adequately insured, in good condition and suitable for their anticipated future use. We believe that if the lease for our corporate office were not renewed or were terminated, other suitable facilities could be obtained.

We also have two tank storage agreements with terminal facilities where we store creosote for distribution, and have several storage agreements with commercial warehouses from which we distribute our animal health and agriculture chemicals. One bulk storage terminal is on the Mississippi River in Avondale, Louisiana, and is used primarily for creosote imported by us from Europe. The second bulk facility is in south Texas, and is used for creosote imported from Mexico. If either tank storage agreement was not renewed or was terminated, we believe that other suitable facilities could be obtained.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any material legal actions or proceedings, other than ordinary routine litigation incidental to the business, and we do not believe any such actions or proceedings will have a material adverse effect on our business, results of operations or financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter of fiscal 2004 to a vote of security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock, par value $.01 per share, is traded on The Nasdaq SmallCap Market (trading symbol KMGB). As of September 30, 2004, there were 7,730,019 shares of Common Stock issued (including 180,000 treasury shares) and 7,550,019 shares outstanding held by approximately 600 shareholders of record, and more than 300 round lot holders. The following table represents approximate high and low bid quotations for our common stock and the semiannual dividends we declared in fiscal 2004 and 2003.

	Common Stock Prices		Dividends Declared	
	High	Low	Per Share	Amount
Fiscal 2004				
First Quarter	$ 3.30	$ 2.68	$ .03	$ 225,389
Second Quarter	4.66	1.82		
Third Quarter	5.10	2.88	.03	226,501
Fourth Quarter	4.04	2.64		
Fiscal 2003				
First Quarter	$ 3.51	$ 2.38	$ .0225	$ 169,043
Second Quarter	3.18	2.40		
Third Quarter	3.02	2.00	.03	225,387
Fourth Quarter	3.10	2.20		

The quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions. The quotations are based on information reported by the National Association of Securities Dealers, Inc.

We intend to pay out a reasonable share of net cash provided by operations as dividends, consistent on average with the payout record of past years. We declared a dividend in the first quarter of fiscal 2005 of $.035 per share. The future payment of dividends, however, will be within the discretion of the Board of Directors and depends on our profitability, capital requirements, financial condition, growth, business opportunities and other factors which our Board of Directors may deem relevant.

We did not repurchase any of our shares in fiscal 2004.

On November 18, 2003, options to purchase 50,000 shares of our common stock were granted to non-employee directors at an exercise price of $3.16 per share. The options were vested when granted and may be exercised for ten years until November 18, 2013. The issuance of the options was exempt pursuant to Section 4(2) of the Securities Act of 1933.

On March 8, 2004, an option to purchase 150,000 shares of our common stock was granted to our chief operating officer at an exercise price of $4.37 per share. The option to purchase shares vests for 10% of the total shares each year on the anniversary of the date of grant. The option may be exercised for vested shares for ten years from vesting. The issuance of the option was exempt pursuant to Section 4(2) of the Securities Act of 1933.

In December, 2003 we purchased certain penta distribution assets of Wood Protection Products, Inc. In connection with our acquisition of these assets, on December 5, 2003, we issued to an affiliate of Wood Protection Products, an option to acquire 175,000 shares of our common stock at an exercise price of $2.50 per share. The option was vested when granted and may be exercised for five years. The issuance of the option was exempt pursuant to Section 4(2) of the Securities Act of 1933.

The following table presents securities authorized for issuance under equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	748,050	$4.17	273,912

ITEM 6. SELECTED FINANCIAL DATA

The selected income statement data, per share data and balance sheet data for each of the five years ended July 31 set forth below have been derived from our audited consolidated financial statements. The comparability of the data is affected by our acquisitions in fiscal 2004, 2003 and 2001, and by the adoption of SFAS 142 in fiscal 2003. See, "Item 7, Management's Discussion and Analysis of Financial Conditions and Results of Operations." The following data should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements.

	Years Ended July 31,				
	2004	2003	2002	2001	2000
	(Amounts in thousands except per share data)				
Income Statement Data:					
Net sales	$ 43,610	$ 35,536	$ 34,438	$ 35,791	$ 33,754
Operating income	3,115	3,142	4,131	4,253	6,151
Income before tax	2,844	2,982	4,330	4,259	6,170
Net income	1,763	1,917	2,685	2,640	3,845
Net income per:					
Basic share outstanding	0.23	0.26	0.36	0.35	0.50
Diluted share outstanding	0.23	0.25	0.36	0.35	0.50
Cash dividends declared per share	0.06	0.0525	0.0425	0.04	0.04
Balance Sheet Data:					
Total assets	43,240	32,337	28,862	27,760	25,312
Long-term obligations, less current portion	11,392	4,250	1,716	1,615	2,554

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Acquisitions

In fiscal 2004, we made three acquisitions for a total purchase price of approximately $10.8 million. In December 2003, we purchased certain penta distribution assets of Wood Protection Products, Inc. As part of the purchase, we also granted an option to acquire 175,000 shares of our common stock, exercisable at $2.50 per share. The acquisition included distribution and plant equipment, inventory, penta product registrations and a consulting and non-compete agreement with the seller's principal shareholder. We believe that the penta purchase will add approximately $6.0 million in annualized revenues. The cash purchase price was primarily financed with a $6 million term loan from SouthTrust Bank. See Notes 2 and 8 to the "Notes to Condensed Consolidated Financial Statements."

In June 2004, we purchased creosote product registrations from Trenton Sales, Inc. In connection with our purchase, we entered into a long term supply agreement with Lufkin Creosoting Co., an affiliate of the seller, by which we will sell Lufkin Creosoting its creosote requirements for its wood treating operations. We also obtained the seller's long term creosote supply agreement with a Mexican producer of creosote. We believe that the purchase will add almost $3.0 million in annualized revenues in the first year. Although we had been purchasing creosote from the Mexican creosote producer prior to the acquisition, the acquisition will increase our purchases of that lower cost creosote supply. We also purchased the Ravap tradename and inventory from Boehringer Ingelheim Vetmedica, Inc. in June 2004. That tradename is for a product that contains Rabon, the animal health product registration line we acquired for $3.8 million in fiscal 2003 from Boehringer. This acquisition extends our available Rabon product category, and we believe it will add approximately $1.0 million in annualized animal health product sales. The creosote distribution and Ravap acquisitions were completed using available cash, borrowings under our revolving loan with SouthTrust Bank, and by increasing one of our senior term loans with that bank by $3.0 million.

Results of Operations

Sales Revenue and Gross Profit

2004 vs. 2003. Net sales revenue increased 23% in fiscal 2004 over fiscal 2003. More than half of the increase came from increased pentachlorophenol (penta) sales. Penta products are used principally to treat utility poles. Penta volume was up significantly for the year due to the acquisition of the penta distribution business of Wood Protection Products, Inc. in December 2003. Penta sales revenue also improved over the prior year because of our June 2003 penta price increase. Most of the remainder of our improved net sales revenue came from greater creosote sales volume because of increased demand by the major railroads for crossties treated with creosote. Although we completed the acquisition of the creosote distribution business of Trenton Sales, Inc. in May 2004, that transaction did not have a significant impact on our net sales in fiscal 2004. Net sales revenue from non-wood treating products were also up in fiscal 2004 as compared with last fiscal year. The improvement was from volume increases from sales of our animal health products, including the Ravap product acquired in the fourth quarter of fiscal 2004. We acquired animal health products for the first time in mid fiscal 2003, and did not have the benefit of a full selling season until fiscal 2004.

Net sales revenue for wood treating products and other products in fiscal 2004 and 2003 is presented in the following table.

	Net Sales Revenue, in thousands			
	2004		2003	
Wood treating products	$ 36,468	83.6%	$ 29,021	81.7%
Other products	7,142	16.4%	6,514	18.3%
Total	$ 43,610	100%	$ 35,536	100%

Gross profit as a percent of sales in fiscal 2004 declined to 29.2% from 31.8%. In December 2003, we entered a long term supply agreement with the other United States penta producer in order to support the increased sales volume resulting from our acquisition of the distribution business of Wood Protection Products. The additional penta source addresses customer concerns respecting certainty of supply, and improves logistical and production flexibility. Purchases of penta blocks from the other producer, however, adversely affects penta margins because they are more costly than the penta blocks we produce. Margins also continued to be impacted in fiscal 2004 by the higher penta raw material costs that first began to impact us in May, 2002. Phenol and chlorine costs stabilized at relatively high levels in the fourth quarter of fiscal 2003. In the fourth quarter of fiscal 2004, prices for these key raw materials began to move upward once again. We expect penta raw material costs will continue at high levels and put pressure on our margins in fiscal 2005. Gross margins on wood treating products were also adversely impacted by increased creosote costs for imported product and by a greater reliance in fiscal 2004 than in fiscal 2003 on higher cost imported creosote.

2003 vs. 2002. Net sales revenue was up 3.2% in fiscal 2003 as compared with fiscal 2002. Although wood treating chemical sales were down significantly due to reduced creosote sales, we benefited from substantial sales of our newly acquired animal health products. In wood treating products, a supply shortfall in the northeast United States hampered creosote sales in fiscal 2003 and sales also suffered because certain railroads, as a cost containment measure, specified petroleum and creosote blends for crosstie treatment rather than specifying creosote alone. Creosote sales improved in the last quarter of fiscal 2003, however, as several major railroads required a greater volume of treated crossties than in calendar 2002. Although penta products pricing increased in June 2003, that increase did not materially improve fiscal 2003 results and penta sales were flat in fiscal 2003 as compared with the prior year. In non-wood treating products, we benefited from our acquisition of animal health products midway through fiscal 2003, but our agricultural chemical sales were essentially unchanged from the prior year.

Net sales revenue for wood treating products and other products in fiscal 2003 and 2002 is presented in the following table.

	Net Sales Revenue, in thousands			
	2003		2002	
Wood treating products	$ 29,021	81.7%	$ 30,755	89.3%
Other products	6,514	18.3%	3,683	10.7%
Total	$ 35,536	100%	$ 34,438	100%

Gross profit as a percent of sales in fiscal 2003 declined to 31.8% from 35.0% due to higher raw material costs and lower production volume on which to allocate fixed production costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal 2004 were $1.5 million higher than the prior year, a 18.0% increase. Distribution expenses were up on increased volume in creosote and on increased penta volume because of the acquisition of Wood Protection Products distribution business. Selling and administrative expenses went up primarily from increased amortization of the cost of our animal health and penta acquisitions and for compensation of new personnel to support those acquisitions.

In fiscal 2003, selling, general and administrative expenses increased $239 thousand over fiscal 2002, a 3% increase. We also incurred increased registration expenses because of increased activity in the product reauthorization process being conducted by the EPA and the addition of the Rabon product line in December 2002. These increased expenses were offset by a decrease in amortization expense by approximately $300 thousand per year because of the effect of new accounting rules. See Notes 1 and 7 to the "Notes to Consolidated Financial Statements."

Interest Expense

Interest expense was $364 thousand in fiscal 2004 compared with $162 thousand in fiscal 2003. The increase was due to an increase in term loan borrowings to conclude our animal health and wood treating product distribution acquisitions. In 2003, interest expense increased to $162 thousand from $122 thousand in the prior year due to increased borrowings for the animal health acquisition.

Gain on Sale of Securities

We sold marketable securities held in a financial institution for gains of $115 thousand in fiscal 2004 and $283 thousand in fiscal 2002.

Income Taxes

Our effective tax rate was 38% in fiscal 2004 as compared to 36% in fiscal 2003. Our effective rate decreased in fiscal 2003 from a 38% effective rate in fiscal 2002.

Outlook for Fiscal 2005

We believe that fiscal 2005 will show improvement over 2004. The acquisitions we completed in fiscal 2004 in wood treating and animal health products should add to annual net sales. Our wood treating customers are experiencing strong demand from major railroads for railroad crossties. We expect that creosote sales will continue to be strong throughout fiscal 2005. Although investor owned utilities appear to be continuing to defer utility pole purchases where possible, the recent bad weather in the southern United States should have the effect of increasing demand somewhat for utility poles to replace damage. Margins will continue to be under pressure, however, from high raw material prices.

Inflation did not have a material impact on us in the last three fiscal years and is not expected to have a material impact on us in the future.

Liquidity and Capital Resources

Cash Flows

Net cash from operating activities was $3.7 million in fiscal 2004, up $640 thousand over 2003. The improvement was largely on the strength of increased creosote trade payables due to normal variance in the timing of creosote purchases and more prompt collection of MSMA receivables, but offset by significant inventory purchases from our new tetrachlorvinphos supplier for our animal health products. In the second quarter of fiscal 2004, we entered a distribution agreement with Drexel Chemical Company under which it became our sole distributor of MSMA products in the United States. Under the agreement, Drexel pays a significant portion of the purchase price for MSMA products on 90 days' terms, while by industry practice most agricultural product distributors pay after the harvest, late in the calendar year and after our fiscal year has concluded. In fiscal 2002, for example, we experienced an expansion in trade accounts receivable primarily because we responded to the competitive environment in MSMA by offering the extended payment terms characteristic of that business.

Net cash used by investing activities in fiscal 2004 increased $7.4 million over 2003, and 2003 increased $3.0 million over the 2002 level. The increases in the last two years reflect our acquisitions of the animal health product business in fiscal 2003, and penta and creosote distribution businesses and an additional animal health product in fiscal 2004. Our purchases totaled $10.8 million in fiscal 2004 and $3.8 million in 2003.

We added $7.6 million net cash from financing activities in fiscal 2004. We borrowed $8.9 million in a refinancing of our senior credit facility with SouthTrust Bank to finance acquisitions and repaid $885 thousand during the year. We also paid $452 thousand in dividends. In 2003 we added $1.6 million in financing activities. We refinanced the senior credit facility to borrow $3.8 million for the purchase of the Rabon animal health business. During that year we repaid $1.8 million in indebtedness and distributed $394 thousand from available cash in dividends. It is our policy to pay out dividends from available cash after taking into consideration our profitability, capital requirements, financial condition, growth, business opportunities and other factors which our board of directors may deem relevant.

Working Capital

We have a working capital line of credit under a revolving credit facility with SouthTrust Bank, but at the end of fiscal 2004 and at September 30, 2004, we had no borrowings under that facility. Under that credit facility, we may borrow up to the lesser of $3.5 million or the sum of 80% of eligible accounts receivable plus a portion of our inventory. The amount available under the facility at the end of fiscal 2004 and at September 30, 2004 was $3.5 million. The revolving credit facility contains representations and warranties and affirmative and negative covenants applicable to us, including a limitation that without consent our equity investments or loans cannot exceed $250 thousand. We are also required to obtain consent prior to replacing our President and chairman of the board of directors, David L. Hatcher, and prior consent for any merger, reorganization or recapitalization. The revolving credit facility also requires that we satisfy the same financial covenants as our two term loans. The revolving credit facility has a term ending in January 2005. We anticipate no difficulties in renewing that facility.

Long Term Obligations

Our purchase of the Rabon animal health products business in fiscal 2003 and our acquisitions in fiscal 2004 were financed in part by two term loans under a senior credit facility with SouthTrust Bank. The principal balance of the Company's two term loans with SouthTrust Bank was $12.5 million at September 30, 2004 and $12.8 at the end of fiscal 2004. The two term loans require us to satisfy financial covenants: (i) a tangible net worth of not less than $3.7 million at the end of fiscal 2004, increasing to $6.0 million at the end of fiscal 2005 and $11.0 million at the end of subsequent fiscal years, (ii) a fixed charge coverage ratio of at least 1.25 to 1.0, (iii) a ratio of liabilities to tangible net worth of not more than 4.8 to 1.0 at the end of fiscal 2004, decreasing to 2.7 to 1.0 at the end of fiscal 2005 and to 1.5 to 1.0 at the end of subsequent fiscal years, and (iv) a coverage ratio of funded debt to earnings before interest, taxes and depreciation of not greater than 3.0 to 1.0 at the end of fiscal 2004, decreasing to 2.35 to 1.0 at the end of fiscal 2005 and to 1.5 to 1.0 at the end of subsequent fiscal years. We believe that the term loans and the revolving credit facility from SouthTrust Bank adequately provide for our anticipated need for liquidity and capital resources in fiscal 2005 for our current operations.

We purchased the Rabon animal health products business in December 2003. That purchase was funded by refinancing and increasing our then existing term loan facility with SouthTrust Bank. The principal amount of that loan is being amortized monthly over ten years but the maturity date is December 20, 2007. The loan carries interest at a varying rate equal to LIBOR plus 1.8%. However, in February 2003, the Company entered into an interest rate swap transaction with SouthTrust Bank which effectively fixed the interest rate at 5.0% for the remainder of the term. The principal balance outstanding on that loan was $4.3 million at the end of fiscal 2004.

We acquired penta distribution assets in December 2003, and creosote distribution assets and the Ravap tradename in June 2004. The purchases were financed in part by a second term loan from SouthTrust Bank. The original principal amount of the second term loan was $6.0 million in December 2003, but the loan was refinanced in June 2004 to reflect an additional $3.0 million advance to fund our acquisitions. The principal amount of that loan is being repaid monthly over ten years at varying installment amounts, but the maturity date is June 1, 2009. The second term loan carries interest at a varying rate initially equal to LIBOR plus 1.75%. The principal amount of the loan was $8.5 million at the end of fiscal 2004.

Capital Expenditures

In fiscal 2004, our capital expenditures, excluding acquisitions, were approximately $972 thousand. About 40% of those expenditures were incurred to dismantle and move the penta formulation and distribution equipment acquired from Wood Protection Products and to purchase an additional six acres of land next to our plant in Mexico for possible future expansion. Our capital expenditures in fiscal 2003 were at more normal levels, $276 thousand. In fiscal 2002 we incurred capital expenditures of $1.4 million, primarily for relocation and construction of a herbicide production facility to Matamoros, Mexico where we make our MSMA products. The MSMA product category was first acquired in fiscal 2001, but the plant relocation and construction was not completed until fiscal 2002.

Our capital expenditures and operating expenses for environmental matters, excluding testing, data submission and other costs associated with our product task force participation, were approximately $514 thousand in fiscal 2004, $517 thousand in fiscal 2003, and $703 thousand in fiscal 2002. The fiscal

2002 amount for environmental expenditures were greater than normal because of expenditures related to improvements pertaining to our MSMA product production facility in fiscal 2002. We estimate that our capital expenditures and operating expenses for environmental matters, other than testing, data submission and other costs associated with our product task force participation, will be approximately $550 thousand in fiscal 2005.

We expensed approximately $861 thousand for testing, data submission and other costs associated with our participation in product task forces in fiscal 2004, and approximately $705 thousand and $520 thousand in fiscal 2003 and 2002. The increasing expense was due to increased activity in the product reauthorization process being conducted by the EPA and the addition of the Rabon product line in December 2002. EPA's work plan for its fiscal year ending September 2005 includes consideration of creosote, penta and MSMA for reregistration. For those reasons, we believe that total testing, data submission and other costs will be approximately $1.0 million in fiscal 2005. Since environmental laws have traditionally become increasingly stringent, costs and expenses relating to environmental control and compliance may increase in the future. While we do not believe that the cost of compliance with existing or future environmental laws and regulations will have a material adverse effect on our business, financial condition or results of operations, there can be no assurance that costs of compliance will not exceed current estimates.

We have conducted periodic groundwater sampling at our facility in Tuscaloosa, Alabama by agreement with the Alabama Department of the Environmental Management because a 1991 sampling revealed the presence of penta contamination. In May, 2004, the Alabama authority concluded that the contamination had been remediated and that no further corrective action was required.

Contractual Obligations

Our obligations to make future payments under contracts as of July 31, 2004 are summarized in the following table.

	Payments due by period				
	Total	August 1, 2004 to July 31, 2005	August 1, 2005 to July 31, 2008	August 1, 2008 to July 31, 2014	Thereafter
Contractural Obligations					
Long-term debt	$ 12,765,423	$ 1,529,996	$ 7,218,427	$ 4,017,000	$ -
Operating leases	1,186,083	446,278	694,949	44,856	-
Long-term liabilities	156,436	-	-	156,436	-
Purchase obligations	21,888,000	4,403,333	15,257,167	2,227,500	-
	$ 35,995,942	$ 6,379,607	$ 23,170,543	$ 6,445,792	$ -

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, such as financing or unconsolidated variable interest entities.

New Accounting Rules

Accounting pronouncements that became effective in fiscal 2004 or that are expected to become effective in fiscal 2005 did not have, and are not expected to have, any significant effect on our financial position, results of operations or cash flows.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting principles that we believe are the most important to aid in fully understanding our financial results are the following:

Revenue Recognition – We essentially have only one revenue recognition transaction in which our chemical products sold in the open market are recognized as revenue as risk of loss and title to the products transfers to customers, which usually occurs at the time a shipment is made.

Allowance for Doubtful Accounts - We provide an allowance for accounts receivable we believe we may not collect in full. A provision for bad debt expense recorded to selling, general and administrative expenses increases the allowance. Accounts receivable that are written off our books decrease the allowance. The amount of bad debt expense recorded each period and the resulting adequacy of the allowance at the end of each period are determined using a combination of our historical loss experience, customer-by-customer analyses of our accounts receivable balances each period and subjective assessments of our future bad debt exposure. Write offs of accounts receivable balances have historically been insignificant.

Inventories - Inventories consist primarily of raw materials and finished goods that we hold for sale in the ordinary course of business. It uses the first-in, first-out method to value inventories at the lower of cost or market. Management believes we have not incurred impairments in the carrying value of our inventories.

Goodwill and Other Intangible Assets - The initial recording of goodwill and other intangibles requires estimation of the fair value of assets and liabilities using fair value measurements, which include quoted market price, present value techniques (estimate of future cash flows), and other valuation techniques. Additionally, SFAS 142 requires goodwill and other intangible assets to be reviewed for possible impairment on an annual basis, or if circumstances indicate that an impairment may exist. Determining fair value and the implied fair value is judgmental and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on the recording of intangible assets, whether or not an impairment charge is recognized and also the magnitude of the impairment charge. The Company's estimates of fair value are primarily determined using present value techniques of projected future cash flows. This approach uses significant assumptions such as multi-year sales projections with associated expenses. The Company has performed impairment analyses on its goodwill and intangible assets of indefinite life which indicated as of July 31, 2004 an impairment charge was not appropriate.

Impairment of Long-lived Assets - We periodically review the carrying value of our long-lived assets held and used and assets to be disposed of at least annually or when events and circumstances warrant such a review. The carrying value of long-lived assets are evaluated for potential impairment on a product line basis. We have concluded on the basis of our evaluation that the long lived assets are not impaired.

Disclosure Regarding Forward Looking Statements

Certain information included or incorporated by reference in this report is forward-looking, including statements contained in "Management's Discussion and Analysis of Operations." It includes statements regarding our intent, belief and current expectations and our directors and officers. Forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in these statements. These risks and uncertainties include, but are not limited to, our ability to maintain existing relationships with long-standing customers, our ability to successfully implement productivity improvements, cost reduction initiatives, facilities expansion and our ability to develop, market and sell new products include uncertainties relating to economic conditions, acquisitions and divestitures, government and regulatory policies, technological developments and changes in the competitive environment in which we operate. Persons reading this report are cautioned that such statements are only predictions and actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by the forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to certain market risks arising from transactions that are entered into in the ordinary course of business, primarily from changes in foreign exchange rates. We generally do not utilize derivative financial instruments or hedging transactions to manage that risk. However, we did enter into an interest rate swap transaction in February, 2003 that effectively fixed the interest rate on one of our term loans at 5.0% for the remainder of the loan's term. An increase or decrease in interest rates would not affect our earnings or cash flow over the life of the term loan because the interest rate swap serves to fix the interest rate at 5.0%. Should the financial market's expectations for interest rates in the future increase then the value of the swap, recorded as an asset on the consolidated balance sheets, would increase. Conversely, a drop in the financial market's expectations for future interest rates would cause a drop in the value of that recorded asset. It is possible that the future expectations for interest rates could decline enough to cause the swap to be recorded no longer as an asset, but as a liability, until the swap expires December 2007. At July 31, 2004 the market value of the swap was $29 thousand.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Index to Financial Statements

Financial Statements

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To the Board of Directors and Stockholders of KMG Chemicals, Inc.:

We have audited the accompanying consolidated balance sheets of KMG Chemicals, Inc. and subsidiaries (the "Company") as of July 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended July 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of KMG Chemicals, Inc. and subsidiaries as of July 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Houston, Texas
October 13, 2004

KMG CHEMICALS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JULY 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$974,284	$1,490,357
Marketable securities	-	164,735
Accounts receivable:		
Trade, net	6,816,922	7,397,654
Other	493,058	352,962
Inventories	6,692,084	5,285,870
Prepaid expenses and other current assets	304,878	277,015
Total current assets	15,281,226	14,968,593
PROPERTY, PLANT AND EQUIPMENT -		
Property, plant and equipment	10,592,938	9,502,055
Accumulated depreciation and amortization	(4,959,459)	(4,014,751)
Net property, plant and equipment	5,633,479	5,487,304
DEFERRED TAX ASSET	457,014	510,929
GOODWILL	3,778,313	-
INTANGIBLE ASSETS, net of accumulated amortization	16,856,023	10,397,761
OTHER ASSETS	1,233,647	972,923
TOTAL ASSETS	$43,239,702	$32,337,510
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$5,075,661	$3,388,311
Accrued liabilities	652,181	1,165,071
Current portion of long-term debt	1,529,996	504,996
Total current liabilities	7,257,838	5,058,378
LONG-TERM DEBT	11,235,427	4,250,423
OTHER LONG TERM LIABILITIES	156,436	-
COMMITMENTS AND CONTINGENCIES (Note 9)		
Total liabilities	18,649,701	9,308,801
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued	-	-
Common stock, $.01 par value, 40,000,000 shares authorized, 7,730,019 shares issued and 7,550,019 shares outstanding at July 31, 2004 and 7,692,981 issued and 7,512,981 outstanding at July 31, 2003.	77,301	76,930
Additional paid-in capital	3,671,080	3,365,976
Treasury stock, at cost (180,000 shares at July 31, 2004 and 2003)	(900,000)	(900,000)
Accumulated other comprehensive income	18,096	73,753
Retained earnings	21,723,524	20,412,050
Total stockholders' equity	24,590,001	23,028,709
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$43,239,702	$32,337,510

See notes to consolidated financial statements.

KMG CHEMICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JULY 31, 2004, 2003 AND 2002

	2004	2003	2002
NET SALES	$43,610,431	$35,535,585	$34,438,034
COST OF SALES	30,858,994	24,244,366	22,396,954
Gross Profit	12,751,437	11,291,219	12,041,080
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9,636,595	8,149,333	7,910,175
Operating income	3,114,842	3,141,886	4,130,905
OTHER INCOME (EXPENSE):			
Interest & dividend income	25,447	53,877	58,601
Interest expense	(363,674)	(161,578)	(122,096)
Gain on sale of securities	114,829		
Other	(47,309)	(52,332)	262,488
Total other income (expense)	(270,707)	(160,033)	198,993
INCOME BEFORE INCOME TAX	2,844,135	2,981,853	4,329,898
Provision for income tax	(1,080,771)	(1,064,689)	(1,645,361)
NET INCOME	$1,763,364	$1,917,164	$2,684,537
EARNINGS PER SHARE:			
Basic	$0.23	$0.26	$0.36
Diluted	$0.23	$0.25	$0.36
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	7,543,441	7,512,981	7,512,274
Diluted	7,631,174	7,550,394	7,548,545

See notes to consolidated financial statements.

KMG CHEMICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JULY 31, 2004, 2003 AND 2002

	COMMON STOCK SHARES ISSUED	COMMON STOCK PAR VALUE	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	ACCUMULATED OTHER COMPREHENSIVE INCOME	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT JULY 31, 2001	7,681,981	$76,820	$3,363,952	($900,000)	$211,480	$16,523,861	$19,276,113
Employee options exercised	11,000	110	2,024				2,134
Cash dividends						(319,083)	(319,083)
Net income						2,684,537	2,684,537
Change in unrealized gain on available for sale securities (net of taxes of $54,198)					(123,051)		(123,051)
BALANCE AT JULY 31, 2002	7,692,981	76,930	3,365,976	(900,000)	88,429	18,889,315	21,520,650
Cash dividends						(394,429)	(394,429)
Net income						1,917,164	1,917,164
Change in unrealized gain on available for sale securities (net of taxes of $12,499)					(18,199)		(18,199)
Unrealized gain on interest rate swap (net of taxes of $1,982)					3,523		3,523
BALANCE AT JULY 31, 2003	7,692,981	76,930	3,365,976	(900,000)	73,753	20,412,050	23,028,709
Cash dividends						(451,890)	(451,890)
Employee options exercised	37,038	371	6,904				7,275
Value of options issued for WPP acquisition			298,200				298,200
Net income						1,763,364	1,763,364
Change in unrealized gain on available for sale securities due to sale of stock during first quarter (net of taxes of $62,919)					(70,230)		(70,230)
Change in unrealized gain on interest rate swap (net of taxes of $9,109					14,573		14,573
BALANCE AT JULY 31, 2004	7,730,019	$77,301	$3,671,080	($900,000)	$18,096	$21,723,524	$24,590,001

See notes to consolidated financial statements.

KMG CHEMICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JULY 31, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$1,763,364	$1,917,164	$2,684,537
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,643,201	1,422,568	1,391,237
Bad debt expense	93,427	25,000	31,102
(Gain) loss on sale of equipment	145	(19,383)	(566)
Gain on sale of securities	(114,829)		(283,077)
Forgiveness of notes receivable from related parties		25,635	74,023
Conversion of account receivable to notes receivable		(79,926)	
Deferred income taxes	84,309	(182,256)	54,198
Unrealized gain on securities held for sale			(123,051)
Changes in operating assets and liabilities:			
Accounts receivable - trade	592,750	(136,536)	(2,447,072)
Accounts receivable - other	(140,096)	69,500	(292,457)
Inventories	(1,406,215)	(93,851)	(315,757)
Prepaid expenses and other assets	(112,065)	159,005	174,118
Accounts payable	1,687,351	431,613	(1,005,169)
Accrued liabilities	(356,452)	(443,795)	(359,027)
Net cash provided by (used in) operating activities	3,734,890	3,094,738	(416,961)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property, plant and equipment	(972,075)	(275,660)	(1,360,848)
Product line purchases	(10,794,659)	(3,855,572)	
Proceeds from sale of equipment	114,011	18,500	566
Proceeds from sale of securities	169,830		378,076
Collection of notes receivable	44,601		34,180
Additions to other assets	(378,059)	(311,688)	(431,377)
Net cash used in investing activities	(11,816,351)	(4,424,420)	(1,379,403)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal borrowings	8,895,000	3,820,000	1,202,002
Principal payments on borrowings	(884,996)	(1,840,113)	(980,889)
Proceeds from exercise of stock options	7,274		2,134
Payment of dividends	(451,890)	(394,429)	(319,083)
Net cash provided by (used in) financing activities	7,565,388	1,585,458	(95,836)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(516,073)	255,776	(1,892,200)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,490,357	1,234,581	3,126,781
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$974,284	$1,490,357	$1,234,581
SUPPLEMENTAL DISCLOSURES FOR CASH FLOW INFORMATION:			
Cash paid during the period for interest	$228,917	$156,727	$122,096
Cash paid during the period for income taxes	$1,231,082	$1,182,556	$1,759,717

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - KMG Chemicals, Inc. (the "Company") is principally involved in the manufacture and sale of specialty chemicals in niche markets through its wholly-owned subsidiary, KMG-Bernuth, Inc. The Company sells three wood preserving chemicals - pentachlorophenol ("penta"), creosote and sodium pentachlorophenate ("sodium penta"). The Company also sells tetrachlorvinphos products, a pesticide sold to domestic livestock and poultry growers under the Rabon trade name to protect animals from flies and other pests; as well as an herbicide product consisting of monosodium and disodium methanearsonic acids ("MSMA"). The herbicide product is sold by the Company in the United States as Bueno 6® to protect cotton crops from weed growth and as Ansar 6.6® for highway weed control.

The Company manufactures penta, sodium penta and MSMA at its plant in Matamoros, Mexico through KMG de Mexico ("KMEX"), a Mexican corporation and a 99.98% owned subsidiary of KMG-Bernuth. The Company has three main suppliers of creosote, which it sells throughout the United States. The Company contracts with third parties for the supply of the Rabon active ingredient, as well as the formulation and packaging of those products.

The Company's significant accounting policies are as follows:

Principles of Consolidation - The consolidated financial statements include the accounts of KMG Chemicals, KMG-Bernuth, and KMEX. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents - The Company considers all investments with original maturities of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments - The carrying value of financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the relatively short maturity of these instruments. The fair value of the Company's debt at July 31, 2004 and 2003 was estimated to be the same as its carrying value since the debt obligations bear interest at a rate consistent with current market rates.

In February 2003, the Company entered into an interest rate swap effectively to fix the interest rate on the Company's term loan at 5.0% through December 20, 2007 (see Note 8). In accordance with SFAS No. 133, "Accounting for Derivative and Hedging Activities", this derivative instrument is accounted for as a cash flow hedge. The swap is reported on the consolidated balance sheet at fair value as either an asset or a liability. As of July 31, 2004 and 2003, respectively, an asset of $29,187 and $5,506 associated with this interest rate swap was recorded on the consolidated balance sheets. The unrealized gain or loss on the swap is included in accumulated other comprehensive income on the consolidated balance sheet. For the year ended July 31, 2004 and 2003, respectively, the Company recorded gains of $14,573 and $3,523 for other comprehensive income associated with this interest rate swap. The effectiveness of the hedge was evaluated for the year ending July 31, 2004. It was determined that the hedge was successful at fixing the effective interest rate on the Company's term loan at 5.0%.

In accordance with SFAS No. 133, certain criteria must be met before an interest rate swap or other derivative instrument is accounted for as a hedge. This includes documentation at hedge inception of (i) the hedging relationship and the Company's risk management objective and strategy for putting the hedge in place and (ii) an indication that the hedging relationship is expected to be highly effective in hedging the designated risk during the term of the hedge. The effectiveness of the hedge is tested periodically and at least annually. The Company's hedging policy requires that only risks (i) determined to have a potentially material impact on the financial performance of the Company and (ii) for which there exists a perfect hedge, employing financial instruments in a mature market, be considered for hedging.

Inventories - Inventories are valued at the lower of cost or market. Cost is determined using the first-in first-out ("FIFO") method.

Property, Plant, and Equipment - Property, plant, and equipment is stated at cost less accumulated depreciation and amortization. Major renewals and betterments are capitalized. Repairs and maintenance costs are expensed as incurred.

Income Taxes - Deferred income tax assets and liabilities are determined using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are established for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax bases.

Revenue Recognition – The Company essentially has only one type of revenue transaction in which the Company's chemical products sold in the open market are recognized as revenue as risk and title to the products transfer to the customers, which is usually at the time a shipment is made.

Earnings Per Share - Basic earnings per common share amounts are calculated using the average number of common shares outstanding during each period. Diluted earnings per share assume the exercise of all stock options having exercise prices less than the average market price of the common stock using the treasury stock method.

Foreign Currency Translation - The U.S. dollar is the functional currency for the Company's foreign operations. For those operations, re-measurements to U.S. dollars from currency translations are included in the statement of income.

Stock-Based Compensation - The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation." Under SFAS No. 123, the Company is permitted to either record expenses for stock options and other employee compensation plans based on their fair value at the date of grant or to continue to apply its current accounting policy under Accounting Principles Board Opinion No. 25 ("APB No. 25") and recognize compensation expense, if any, based on the intrinsic value of the equity instrument at the measurement date. The Company elected to continue following APB No. 25 for stock options granted to employees; however, the Company accounts for stock options granted to non-employees under the provisions of SFAS No. 123.

Intangible Assets – For financial statement purposes, identifiable intangible assets with a defined life are being amortized using the straight-line method over the useful lives of the assets. Identifiable intangible assets of an indefinite life are not amortized in accordance with SFAS No. 142, "Goodwill and Other

Intangible Assets." These assets are required to be tested for impairment annually at a minimum. The adoption of SFAS No. 142 by the Company on August 1, 2002 resulted in amortization expense decreasing by approximately $300 thousand in fiscal year 2003 versus the previous year.

Concentrations of Credit Risks - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Although the amount of credit exposure to any one institution may exceed federally insured amounts, the Company limits its cash investments to high-quality financial institutions in order to minimize its credit risk. With respect to accounts receivable, such receivables are primarily from wood-treating manufacturers located worldwide and agriculture chemicals distributors in the United States. The Company extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is dependent on each customer's financial condition. At July 31, 2004, one customer represented 28% of the Company's accounts receivable. At July 31, 2003, no customers represented 10% or more of the Company's accounts receivable.

Concentration of Operations in Other Countries – The Company manufactures penta and MSMA at its plant in Matamoros, Mexico. Property, plant and equipment on the Company's consolidated balance sheet of $4,712,468 in 2004 and $5,034,443 in 2003 are assignable to the Company's plant in Mexico. This concentration of operations outside of the Company's home country exposes the Company to the risk that its operations may be disrupted in the future.

New Accounting Standards – Accounting pronouncements that became effective in fiscal 2004 or that are expected to become effective in fiscal 2005 did not have, and are not expected to have, any significant effect on our financial position, results of operations or cash flows.

Effective August 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, and requires that the balance sheet valuation of goodwill and other intangible assets of indefinite life be evaluated for impairment at least annually and requires that their regular charge, or amortization, against income be discontinued. As of July 31, 2004, the Company has goodwill assets of $3,778,313 on its balance sheet and has performed impairment analyses on its goodwill and intangible assets of indefinite life which indicated as of July 31, 2004 an impairment charge was not appropriate.

In February 2003, SFAS No. 148, "Accounting for Stock Based Compensation-Transition and Disclosure-an amendment of FASB Statement 123" was issued. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based compensation. The Company has chosen not to voluntarily change to the fair value based method of accounting for stock-based employee compensation but has adopted the disclosure rules of SFAS No. 148.

Reclassifications - Certain reclassifications of prior year amounts have been made to conform to current year presentation.

Segment Reporting - For purposes of financial disclosure, the Company's operation is considered to be one business segment.

2. ACQUISITIONS

In December 2003, the Company purchased certain penta distribution assets of Wood Protection Products, Inc. As part of the purchase, the Company also granted an option to acquire 175,000 shares of its common stock, exercisable at $2.50 per share. The acquisition included distribution and plant equipment, inventory, penta product registrations and a consulting and non-compete agreement with the seller's principal shareholder. The cash purchase price was primarily financed with a $6,000,000 term loan from SouthTrust Bank. The table summarizes the total amount paid for the acquisition.

Cash paid at closing	$	6,194,600
Payment commitments over the subsequent 6 months		610,000
Total cash paid in fiscal year 2004		6,804,600
Estimated value of stock option granted		298,200
Other costs of acquisition		53,341
Total consideration paid	$	7,156,141

The acquisition included Wood Protection Product's distribution and plant equipment along with its inventory and product registrations. It also included a consulting agreement and a non-compete agreement with the seller's principal shareholder. The table summarizes the purchase price allocation for the acquisition.

Equipment	$	297,000
Inventory		204,600
Total tangible assets		501,600
Product registrations, consulting and non-compete agreements		3,614,000
Goodwill		3,040,542
Total intangible assets including goodwill		6,654,542
Total assets acquired	$	7,156,142

The proforma effect of this acquisition and the associated financing on the Company's historical results for the two years ended July 31, 2004 and 2003 as if the transaction had occurred August 1, 2002 are presented in the following table:

	2004	2003
Revenues	$46,069,259	$42,199,561
Operating income	3,532,843	4,274,762
Net income	1,979,558	2,515,808
Basic earnings per share	$0.26	$0.33

In June 2004, the Company purchased creosote product registrations from Trenton Sales, Inc. In connection with that purchase, the Company entered into a supply agreement with Lufkin Creosoting Co., an affiliate of the seller, by which the Company will sell Lufkin Creosoting its creosote requirements for its wood treating operations. The Company also obtained the seller's creosote supply agreement with a Mexican producer of creosote. Although the Company had been purchasing creosote from the Mexican creosote producer prior to the acquisition, the acquisition will have the effect of increasing the Company's purchases of that lower cost creosote supply. The Company also purchased the Ravap tradename and inventory from Boehringer Ingelheim Vetmedica, Inc. in June 2004. That tradename is for a product that contains Rabon, the animal health product registration line we acquired for $3,855,572 in fiscal 2003 from Boehringer. This acquisition extends our available Rabon product category. The creosote distribution and Ravap acquisitions were completed using available cash, borrowings under our revolving loan with SouthTrust Bank, and by increasing one of our senior term loans with that bank by $2,954,000. Based on the size of these two acquisitions, proforma information is not presented.

3. INVENTORIES

Inventories are summarized as follows at July 31:

	2004	2003
Chemical raw materials and supplies	$ 2,348,828	$ 827,292
Finished chemical products	4,343,256	4,458,578
	$ 6,692,084	$ 5,285,870

4. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment and related accumulated depreciation and amortization are summarized as follows at July 31:

	2004	2003
Land	$ 539,790	$ 302,527
Buildings	1,798,674	1,491,109
Plant	1,669,704	1,747,843
Equipment	5,948,955	5,762,135
Leasehold improvements	115,329	105,595
Construction-in-progress	520,486	92,846
	10,592,938	9,502,055
Less accumulated depreciation and amortization	(4,959,459)	(4,014,751)
Property, plant and equipment - net	$ 5,633,479	$ 5,487,304

Approximately 84% of the Company's property, plant and equipment is located in Matamoros, Mexico. Most of the remaining long-lived assets are located at the Company's formulation and distribution facility in Tuscaloosa, Alabama.

Depreciation is principally computed using a straight-line method over the estimated useful lives of the assets. Depreciation expense was $1,008,743, $955,911 and $648,503 in 2004, 2003 and 2002, respectively. The estimated useful lives of classes of assets are as follows:

Asset Description	Life (Years)
Building	15 to 30
Plant	10 to 18
Equipment	3 to 10
Leasehold improvements	5 to 8

5. FOREIGN CURRENCY REMEASUREMENT

Monetary assets and liabilities and income items for KMEX are re-measured to U.S. dollars at current rates, and certain assets (notably plant and production equipment) are re-measured at historical rates. Expense items for KMEX are re-measured at average monthly rates of exchange except for depreciation and amortization expense. All gains and losses from currency re-measurement for KMEX are included in operations. Foreign currency re-measurement resulted in an aggregate exchange loss of $15,469, $37,798 and $2,971 in 2004, 2003 and 2002, respectively.

6. INCOME TAXES

The geographical sources of income before income taxes for each of the three years ended July 31, 2004, 2003 and 2002 were as follows:

		2004	2003	2002
United States		$ 2,525,574	$ 2,448,377	$ 3,963,676
Foreign		318,562	533,476	366,222
Income before income taxes		$ 2,844,136	$ 2,981,853	$ 4,329,898

The provision for income taxes consisted of the following:

		2004	2003	2002
Current federal provision		$ 788,134	$ 966,360	$ 1,306,521
Current foreign provision		108,311	181,380	165,732
Current state provision		100,017	99,205	118,910
Deferred income tax (benefit)		84,309	(182,256)	54,198
Total		$ 1,080,771	$ 1,064,689	$ 1,645,361

Deferred income taxes are provided on all temporary differences between financial and taxable income. The following table presents the components of the Company's deferred tax assets and liabilities as of July 31:

		2004	2003
Deferred tax assets (liabilities)			
Bad debt expense		$ 29,600	$ 46,250
Difference in depreciable basis of property		666,894	612,382
Difference in amortization basis of intangibles		(260,637)	(32,547)
Other		21,157	(115,156)
Total		$ 457,014	$ 510,929

The following table accounts for the differences between the actual tax provision and the amounts obtained by applying the applicable statutory United States federal and Mexican income tax rate to earnings before income taxes for the years ended July 31, 2004, 2003 and 2002.

	2004	2003	2002
Provision for income taxes at the statutory rate	$ 967,006	$ 1,013,830	$ 1,424,382
Foreign tax credit	(37,000)	-	-
State income taxes	100,017	34,474	53,658
Other	50,748	16,385	167,321
Total	$ 1,080,771	$ 1,064,689	$ 1,645,361

7. INTANGIBLE AND OTHER ASSETS

Intangible and other assets as of July 31 are summarized as follows:

	2004	2003
Intangible assets not subject to amortization:		
Creosote sales and distribution assets	$ 4,500,000	$ 4,500,000
Creosote product registrations	2,018,000	
Other creosote related assets	77,604	77,604
Penta product registrations	2,360,000	
Rabon product registrations and related assets	3,557,042	3,557,042
Ravap product registration	937,546	
	13,450,192	8,134,646
Intangible assets subject to amortization:		
Creosote supply contract	4,000,000	4,000,000
Other Creosote related assets	131,000	
Other Penta related assets	1,254,000	
MSMA product registrations and related assets	1,200,000	1,200,000
Other MSMA related assets	97,652	101,904
Licensing agreement	320,000	320,000
Ravap trademark	317,000	
Other Rabon related assets	204,000	204,000
Loan Costs	118,158	42,985
	7,641,810	5,868,889
Total intangible assets	21,092,002	14,003,535
Less accumulated amortization	(4,235,979)	(3,605,774)
	$ 16,856,023	$ 10,397,761

Other assets consisted of the following:		
Advances for premiums on employee-owned life insurance policies		$ 521,740
Cash surrender value on key man life insurance policies	$ 1,182,012	357,386
Other	51,635	93,797
	$ 1,233,647	$ 972,923

Amortization expense was $630,206, $466,657 and $739,351 for fiscal years 2004, 2003, and 2002, respectively. The estimated amortization expense for the fiscal years ended 2005 through 2007 is projected to be $742,333 per year, and $700,597 and $501,378 for fiscal years 2008 and 2009, respectively.

The Company performed its annual impairment analysis of intangible assets not subject to amortization as of July 31, 2004 and 2003 and concluded that an impairment charge is not appropriate.

The following table summarizes and reconciles net income before the accumulative effect of the accounting change related to SFAS No. 142 for the three years ended July 31, 2004, 2003 and 2002, adjusted to exclude amortization expense recognized in such periods relating to indefinite lived intangible assets that are no longer amortized:

	2004	2003	2002
Reported net income before accounting change	$ 1,763,364	$ 1,917,164	$ 2,684,537
Change in amortization due to accounting change			307,760
Income tax effect due to accounting change			(116,949)
Net income subsequent to accounting change	$ 1,763,364	$ 1,917,164	$ 2,875,348
Adjusted earnings per share subsequent			
to accounting change:			
Basic	$0.23	$0.26	$0.36
Diluted	$0.23	$0.25	$0.36

8. LONG-TERM DEBT

As of July 31, 2004 the Company had two term loans with outstanding balances of $4,250,423 and $8,515,000 as well as a revolving credit facility with no outstanding borrowings.

Effective August 1, 1996, the Company entered into a revolving credit facility with SouthTrust Bank that provides for borrowings of up to $3,500,000. The borrowing base under this facility is limited by a formula based on the amount of the amount of receivables and inventory. Interest under the revolving note is due monthly at LIBOR plus 1.75% on outstanding balances. The revolving note is secured by the Company's receivables, inventory, and general intangible assets. The loan agreement includes, among other things, restrictions on equity investments and loans made by the Company and requires the maintenance of a minimum fixed-charge coverage ratio and minimum tangible net worth requirements. The Company was in compliance with debt covenants as of July 31, 2004. There were no amounts outstanding under the revolving credit facility at July 31, 2004 and 2003. The termination date of this loan agreement is January 31, 2005. The Company anticipates no difficulties in renewing the revolving credit facility.

The Company's fiscal 2003 purchase of the Rabon products category was financed with a senior credit facility from SouthTrust Bank that also served to refinance the Company's existing term loan facility with that bank. As refinanced, the principal balance outstanding as of July 31, 2004 was $4,250,423 while the principal balance was $4,755,419 at July 31, 2003. The loan carries interest at a varying rate equal to LIBOR plus 1.8% (3.0% and 3.1% at July 31, 2004 and 2003, respectively). In February 2003, the Company entered into an interest rate swap transaction with SouthTrust Bank that effectively fixed the interest rate at 5.0% for the remainder of the term. At July 31, 2004, the Company was in compliance with its various debt covenants which include restrictions on equity investments and loans made by the

Company, and require the maintenance of a minimum fixed-charge coverage ratio and minimum and ratio requirements on tangible net worth. The Company's debt matures at the rate of $504,996 per year through December 20, 2007, at which time $2,567,000 will be due and payable.

The acquisition of the Wood Protection Products assets in December 2003, and subsequently the Trenton Sales creosote distribution assets and the Ravap tradename and inventory in June 2004, were partially financed by a second term loan from SouthTrust Bank. The original principal amount of the second term loan was $6,000,000 on December 5, 2003. In June 2004, after five months of amortization, the loan was increased by an additional advance of $2,954,000 for the purchase of the creosote business of Trenton Sales, Inc and the Ravap tradename. The principal amount is being amortized monthly over seven years, but the maturity date is June 1, 2009. The second term loan carries interest at a varying rate initially equal to LIBOR plus 1.75% (2.9% at July 31, 2004). The principal amount of the loan was $8,515,000 on July 31, 2004.

Principal payments due under long-term debt agreements are as follows:

	2005	2006	2007	2008	Thereafter
Long-term debt	$1,529,996	$1,590,996	$1,662,996	$3,964,435	$4,017,000

9. COMMITMENTS AND CONTINGENCIES

Contractual Obligations- The Company has non-cancelable operating leases for its office and warehouse facilities and certain transportation equipment. Its other long-term liabilities consist of obligations under a supplemental executive retirement plan. See Note 11.

	2005	2006	2007	2008	Thereafter
Operating leases	$ 446,278	$ 367,901	$ 259,336	$ 67,712	$ 44,856
Other long-term liabilities	156,436	-	-	-	156,436
Purchase obligations	4,403,333	4,823,333	5,128,667	5,281,833	2,227,500
	$ 4,849,611	$ 5,191,234	$ 5,388,003	$ 5,349,545	$ 2,428,792

Rent expense relating to the operating leases was $424,210, $365,854 and $353,983 in 2004, 2003 and 2002, respectively.

Environmental – The Company's operations are subject to extensive federal, state and local laws, regulations and ordinances in the United States and abroad relating to the generation, storage, handling, emission, transportation and discharge of certain materials, substances and waste into the environment, and various other health and safety matters. Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both. The Company must devote substantial financial resources to ensure compliance, and it believes that it is in substantial compliance with all the applicable laws and regulations.

Certain licenses, permits and product registrations are required for the Company's products and operations in the United States, Mexico and other countries in which it does business. The licenses, permits and product registrations are subject to revocation, modification and renewal by governmental authorities. In the United States in particular, producers and distributors of chemicals such as penta, creosote, tetrachlorvinphos and MSMA are subject to registration and notification requirements under federal law (including under the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA), and comparable state law) in order to sell those products in the United States. Compliance with these requirements has had, and in the future will continue to have, a material effect on our business, financial condition and results of operations.

The Company incurred expenses in connection with the FIFRA research and testing programs of approximately $861,000, $704,700 and $520,000 in 2004, 2003 and 2002, respectively. These costs are included in selling, general, and administrative expenses. The Company intends to expense such costs as incurred.

Lawsuits - The Company may become a party in routine legal actions or proceedings in the normal course of its business. Management does not believe that the outcome of any of these routine matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

10. RELATED PARTY TRANSACTIONS

During 1991, the Company entered into "split-dollar insurance" plans with two officers/stockholders. Each of those arrangements have now been terminated, but the Company has advanced funds in prior years for insurance premiums and recorded the advances as a non-current asset. While the plans were in effect, the Company had a security interest in the insurance policies to the extent of the advances. In fiscal 1998, the arrangement with one such officer was terminated under the provisions of a five-year employment agreement and converted to a non-interest-bearing promissory note. Since that time, the employee has ceased serving as an officer of the Company, but has continued as an employee. As a portion of the employee's compensation under the employment agreement, the Company is amortizing the note to compensation expense over a five-year period beginning January 1, 2000. The amortization was $34,180, $52,034 and $74,023 in 2004, 2003 and 2002, respectively. In fiscal 2004, the Company terminated the split dollar insurance plan with the other officer/stockholder. He transferred his interest in the insurance policy on his life to the Company for $91,338, the difference between the cash value of the policy and the premiums paid by the Company under the terminated plan.

11. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution 401(k) plan covering substantially all of its U.S. employees. The participants may contribute from 3% to 15% of their compensation, and the Company makes matching contributions under this plan up to 3% of the participant's compensation. Company contributions to the plan totaled approximately $38,000, $34,000 and $31,000 in 2004, 2003 and 2002, respectively.

In July 2001, the Company adopted a supplemental executive retirement plan. Only persons specifically designated by the company may be participants in the plan. The plan is unfunded and amounts payable to participants are general obligations of the company. The plan provides that a participant will be paid a supplemental retirement benefit for 10 years equal to a percentage of the participant's three-year average base salary at normal retirement. The benefit payable to participants is reduced by the equivalent actuarial value of the Company's other pension plan payments to the participant, if any, the Company's 401(k) plan and one-half social security benefits. Normal retirement is the earlier of age 65 and completion of 10 years credited service or age 60 with 30 years credited service. One executive was designated as a participant in August 2001, which resulted in $57,184, $52,088 and $47,164 of expenses for 2004, 2003 and 2002, respectively. As of July 31, 2004, and 2003, the liability under this plan was $156,436 and $99,252, respectively.

12. SIGNIFICANT CUSTOMERS

The Company had only one customer to whom sales as a percentage of total sales was 10% or more in fiscal 2004, 2003 and 2002. Sales to one customer were 14% of total sales in fiscal 2004, and sales to another customer were 18% and 19% of total sales in fiscal 2003 and 2002, respectively.

13. STOCKHOLDERS' EQUITY

The Company adopted the 1996 Stock Option Plan (the "Stock Plan") on October 15, 1996 and reserved 700,000 shares of its common stock for issuance under the Stock Plan. The Plan was amended in August 2003, and the maximum shares that may be granted under the Plan was increased to 1,070,000 shares. The Stock Plan provides for the grant of "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options. The Stock Plan is administered either by the Company's Board of Directors or by a committee of two or more non-employee directors. Subject to the terms of the Stock Plan, the Board of Directors or the committee has the authority to grant options under the Stock Plan, to amend, construe, and interpret it, and to make all other determinations and take any and all actions necessary or advisable for its administration. The directors, consultants, and key employees of the Company or any subsidiary are eligible to receive nonqualified options under the Plan, but only salaried employees of the Company or its subsidiaries are eligible to receive incentive stock options.

Options are exercisable during the period specified in each option agreement and in accordance with a vesting schedule designated by the Board of Directors or the committee. Any option agreement may provide that options become immediately exercisable in the event of a change or threatened change in control of the Company and in the event of certain mergers and reorganizations of the Company. Options may be subject to early termination within a designated period following the option holder's cessation of service with the Company.

In fiscal 2000, the Company granted a warrant for the purchase of 25,000 shares of the Company's common stock to Gilman Financial Corporation, a company that employs a Director of the Company, for assistance in developing, studying, and evaluating merger and acquisition proposals. The warrant is immediately exercisable at a price of $5.00 per share of common stock through March 6, 2009.

Options issued under the Company's Stock Plan in 2004, 2003 and 2002 were as follows:

	2004		2003		2002	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Stock options and warrants outstanding, beginning of yea	585,088	$ 3.96	402,588	$ 3.41	344,191	$ 3.67
Granted	200,000	4.07	210,000	5.20	69,417	3.55
Exercised	(37,038)	(0.20)			(11,000)	(0.20)
Cancelled			(27,500)	(5.00)		
Stock options and warrants outstanding, end of year	748,050	$ 4.17	585,088	$ 3.96	402,608	$ 3.39

Options and warrants outstanding as of July 31, 2004 are as follows:

Range of Exercise Price	Shares Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares Exercisable	Weighted-Average Exercise Price
$2.48 - $8.00	748,050	9.76	$ 4.17	520,570	$ 4.22

At July 31, 2004, options were exercisable for 520,570 shares at a weighted-average exercise price of $4.22. The remaining average contractual life of these options was approximately 8 years. At July 31, 2004, 273,912 shares were available for future option grants.

The fair value of options granted during 2004, 2003 and 2002 was $539,529, $298,244 and $91,857, respectively. Fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for fiscal years 2004, 2003 and 2002:

	2004	2003	2002
Weighted-average expected life	13.62	8.65	9.33
Volatility factor	59%	60%	60%
Dividend yield	1.45%	1.70%	1.20%
Weighted-average risk-free interest	4.49%	4.37%	4.51%

The pro forma effect on our net earnings and earnings per share if we had applied the fair value recognition provision of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation" (FAS 123), to stock-based employee compensation for the fiscal years ended July 31 is illustrated below:

	2004	2003	2002
Net earnings, as reported	$1,763,364	$1,917,164	$2,684,537
Add: Total stock-based employee compensation expense included in reported net earnings under intrinsic value based method for all awards, net of related tax effects			
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(159,313)	(211,066)	(179,163)
Pro forma net earnings	$1,604,051	$1,706,098	$2,505,374
Earnings per share:			
Basic, as reported	$0.23	$0.26	$0.36
Basic, pro forma	$0.21	$0.23	$0.33
Diluted, as reported	$0.23	$0.25	$0.36
Diluted, pro forma	$0.21	$0.23	$0.33

In addition to stock options issued under the Stock Plan in fiscal year 2004, an option to purchase 175,000 shares of common stock in the Company was issued as part of the consideration paid for the Wood Protection Products asset acquisition on December 5, 2003. The option is exercisable over period of five years at on exercise price equal to $2.50 per share and has been valued at $298,200.

The following is a reconciliation of the numerators and denominators of basic and diluted earnings per share computations, taking into account vested stock options whose strike price is less than the market price, in accordance with SFAS No. 128:

	Year Ended July 31, 2004		
	Income (Numerator)	Shares (Denominator)	Earnings Per Share (Amount)
Basic	$ 1,763,364	7,543,441	$ 0.23
Effect of dilutive securities-Common stock options		87,733	(0.00)
Diluted	$ 1,763,364	7,631,174	$ 0.23

	Year Ended July 31, 2003		
	Income (Numerator)	Shares (Denominator)	Earnings Per Share (Amount)
Basic	$ 1,917,164	7,512,981	$ 0.26
Effect of dilutive securities-Common stock options		37,413	(0.01)
Diluted	$ 1,917,164	7,550,394	$ 0.25

	Year Ended July 31, 2002		
	Income (Numerator)	Shares (Denominator)	Earnings Per Share (Amount)
Basic	$ 2,684,537	7,512,274	$ 0.36
Effect of dilutive securities-Common stock options		36,271	0.00
Diluted	$ 2,684,537	$ 7,548,545	$ 0.36

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended July 31, 2004				
Net sales	$8,372,110	$8,536,767	$12,423,676	$14,277,878
Gross profit	2,546,204	2,428,740	3,696,233	4,080,260
Operating income (loss)	468,440	(137,299)	1,161,542	1,622,159
Income (loss) before income tax	514,929	(227,602)	1,050,464	1,506,345
Net income (loss)	319,256	(141,113)	651,289	933,932
Per share data:				
Earnings (loss) per share - basic	$0.04	($0.02)	$0.09	$0.12
Earnings (loss) per share - diluted	$0.04	($0.02)	$0.08	$0.12
Year Ended July 31, 2003				
Net sales	$8,053,629	$6,287,300	$8,979,786	$12,214,870
Gross profit	2,716,351	2,057,383	2,814,868	3,702,617
Operating income	729,744	257,207	845,540	1,309,395
Income before income tax	731,158	231,212	802,850	1,216,633
Net income	482,564	152,600	529,879	752,121
Per share data:				
Earnings per share - basic	$0.06	$0.02	$0.07	$0.11
Earnings per share - diluted	$0.06	$0.02	$0.07	$0.10
Year Ended July 31, 2002				
Net sales	$8,097,329	$7,571,329	$8,783,236	$9,986,140
Gross profit	2,636,002	2,552,732	3,326,056	3,526,290
Operating income	707,282	652,553	1,295,375	1,475,695
Income before income tax	682,907	622,072	1,288,593	1,736,326
Net income	423,402	385,685	798,981	1,076,469
Per share data:				
Earnings per share - basic	$0.06	$0.05	$0.11	$0.14
Earnings per share - diluted	$0.06	$0.05	$0.11	$0.14

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

There were no changes to our internal control over financial reporting during our last fiscal quarter that has materially affected, or is reasonable likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

Pursuant to instruction G(3) to Form 10-K, the information required by Items 10-14 of Part III is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders on November 16, 2004 which will be filed with the Securities and Exchange Commission.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8K

(a) The financial statements filed as part of this report in Item 8 are listed in the Index to Financial Statements contained in that item. The following documents are filed as exhibits, and documents marked with an asterisk (*) are management contracts or compensatory plans.

3(i)	Restated and Amended Articles of Incorporation filed as Exhibit 3(i) to the company's filed as Exhibit 3(i) to the company's Form 10-QSB12G filed December 6, 1996, incorporated in this report.
3(ii)	Bylaws filed as Exhibit 3(ii) to the company's Form 10-QSB12G filed December 6, 1996, incorporated in this report.

3(iii)	Articles of Amendment to Restated and Amended Articles of Incorporation, filed December 11, 1997 filed as Exhibit 3 to the company's second quarter 1998 report on Form 10-QSB filed December 12, 1997, incorporated in this report.
4.1	Form of Common Stock Certificate filed as Exhibit 4.1 to the company's Form 10-QSB12G filed December 6, 1996, incorporated in this report.
10.1	Revolving Loan Agreement dated August 1, 1996 with SouthTrust Bank filed as Exhibit 10.2 to the company's Form 10-QSB12G filed December 6, 1996, incorporated in this report.
10.2	Second Amendment to Revolving Loan Agreement filed as Exhibit 10.10 to the company's first quarter 1998 report on Form 10-QSB filed December 12, 1997, incorporated in this report.
10.3	Third Amendment to Revolving Loan Agreement filed as Exhibit 10.11 to the company's second quarter 1999 report on Form 10-QSB filed March 12, 1999, incorporated in this report.
10.4	Fourth Amendment to Revolving Loan Agreement filed as Exhibit 10.19 to the company's report on Form 8K filed July 10, 1999, incorporated in this report.
10.5	Term Loan Agreement dated June 26, 1998 with SouthTrust Bank filed as Exhibit 10.16 to the company's report on Form 8K filed July 10, 1998, incorporated in this report.
10.6	Second Amendment to Term Loan Agreement with SouthTrust Bank filed as Exhibit 10.32 to the company's report on Form 8K filed December 19, 2003, incorporated in this report.
10.7	Third Amendment to Term Loan Agreement with SouthTrust Bank dated June 8, 2004.
10.8	Fourth Amendment to Term Loan Agreement with SouthTrust Bank dated July 31, 2004.
10.9	Guaranty of Payment to SouthTrust Bank by the company filed as Exhibit 10.18 to the company's report on Form 8K filed July 10, 1998, incorporated in this report.
10.10	Sales Agreement dated January 1, 2002 between Reilly Industries, Inc. and the company filed as Exhibit 10.28 to the company's third quarter 2002 report on Form 10-Q filed June 14, 2002, incorporated in this report.
10.11	Creosote Supply Agreement dated November 1, 1998 between Rütgers VFT and the company filed as Exhibit 10.20 to the company's second quarter 1999 report on Form 10-QSB filed March 12, 1999, incorporated in this report.
10.12	1996 Stock Option Plan filed as Exhibit 10.4 to the company's Form 10-QSB12G filed December 6, 1996, incorporated in this report.*

10.13	Stock Option Agreement dated October 17, 1996 with Thomas H. Mitchell filed as Exhibit 10.5 to the company's Form 10-QSB12G filed December 6, 1996, incorporated in this report.*
10.14	Warrant for the Purchase of 25,000 Shares of Common Stock dated as of March 6, 2000 between the company and JGIS, Ltd., an assignee of Gilman Financial Corporation, filed as Exhibit 10.24 to the company's 2000 report on Form 10-KSB filed October 25, 2000, incorporated in this report.
10.15	Employment Agreement with Thomas H. Mitchell dated July 11, 2001 filed as Exhibit 10.25 to the company's 2001 report on Form 10-K filed October 24, 2001, incorporated in this report.*
10.16	Employment Agreement with John V. Sobchak dated June 26, 2001 filed as Exhibit 10.26 to the company's 2001 report on Form 10-K filed October 24, 2001, incorporated in this report.*
10.17	Employment Agreement with Roger C. Jackson dated August 1, 2002 filed as Exhibit 10.31 to the company's 2003 report on Form 10-K filed October 23, 2003, incorporated in this report.*
10.18	Employment Agreement with J. Neal Butler dated March 8, 2004.*
10.19	Supplemental Executive Retirement Plan dated effective August 1, 2001 filed as Exhibit 10.27 to the company's 2001 report on Form 10-K filed October 24, 2001, incorporated in this report.*
10.20	Direct Stock Purchase Plan filed as Exhibit 99.1 to the company's report on Form 8 K filed February14, 2002, incorporated in this report.
21.1	Subsidiaries of the company.
31	Certificates under Section 302 the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer and the Chief Financial Officer
32	Certificates under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer and the Chief Financial Officer

(b) Reports on Form 8-K

Current Report on Form 8-K dated June 9, 2004, reporting Item 5. Other Events, disclosing the acquisition of the Ravap insecticidal product line and a creosote distribution business.

Current Report on Form 8-K dated June 4, 2004, reporting Item 12. Results of Operations and Financial Condition, disclosing the Company's financial results for the third fiscal 2004 quarter ended April 30, 2004.

Current Report on Form 8-K dated March 5, 2004, reporting Item 12. Results of Operations and Financial Condition, disclosing the Company's financial results for the second fiscal 2004 quarter ended January 31, 2004.

Current Report on Form 8-K dated December 5, 2003, reporting Item 2. Acquisition or Disposition of Assets and Item 7. Financial Statements and Exhibits, disclosing the acquisition of assets from Wood Protection Products and the financing of such acquisition.

Current Report on Form 8-K dated December 4, 2003, reporting Item 12. Results of Operations and Financial Condition, disclosing the Company's financial results for the first fiscal 2004 quarter ended October 31, 2003.

Current Report on Form 8-K dated October 14, 2003, reporting Item 12. Results of Operations and Financial Condition, disclosing the Company's financial results for the fourth fiscal 2003 quarter and year ended July 31, 2003.

Current Report on Form 8-K dated October 6, 2003, reporting Item 12. Results of Operations and Financial Condition, disclosing the Company's financial results for the third fiscal 2003 quarter and nine months ended April 30, 2003.

Schedule II – Valuation and Qualifying Accounts

Allowance for Doubtful Accounts		**Additions**			
Reserves	**Balance at beginning of period**	**Charged to costs and expenses**	**Charged to other accounts**	**Deductions**	**Balance at end of period**
Fiscal year July 31, 2004	$125,000	$90,000		$(135,000)	$80,000
Fiscal year July 31, 2003	100,000	25,000			125,000
Fiscal year July 31, 2002	130,000	31,102		(61,102)	100,000

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KMG CHEMICALS, INC.

By: /s/ David L. Hatcher David L. Hatcher, President and Chairman	Date: October 14, 2004

Pursuant to the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ John V. Sobchak John V. Sobchak, Vice President and Chief Financial Officer	Date: October 14, 2004
By: /s/ George W. Gilman George W. Gilman, Director	Date: October 14, 2004
By: /s/ Fred C. Leonard Fred C. Leonard III, Director	Date: October 14, 2004
By: /s/ Charles L. Mears Charles L. Mears, Director	Date: October 14, 2004
By: /s/ Charles M. Neff Charles M. Neff, Jr., Director	Date: October 14, 2004
By: /s/ Richard L. Urbanowski Richard L. Urbanowski, Director	Date: October 14, 2004

(This page has been left blank intentionally.)

KMG CHEMICALS, INC.
10611 Harwin, Suite 402
Houston, Texas 77036

October 22, 2004

Dear Shareholder:

The Board of Directors of KMG Chemicals, Inc. invites you to this year's annual meeting of the shareholders to be held at the company's offices at 10611 Harwin, Suite 402, Houston, Texas 77036, on November 16, 2004 at 10:00 a.m. The Board of Directors is also soliciting your proxies and your votes and is recommending the approval of the proposals described in the enclosed Proxy Statement.

We appreciate your continued confidence in the company and look forward to seeing you at the annual meeting.

Sincerely,

David L. Hatcher
Chairman of the Board and President

KMG CHEMICALS, INC.

10611 Harwin, Suite 402
Houston, Texas 77036

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of the Shareholders of KMG Chemicals, Inc., a Texas corporation (the "Company"), will be held at the Company's offices at 10611 Harwin, Suite 402, Houston, Texas 77036, on November 16, 2004 at 10:00 a.m.:

1. To elect six (6) directors to hold office until the next annual meeting of shareholders or until their respective successors have been duly elected and qualified;

2. To approve the adoption of the Company's 2004 Long-Term Incentive Plan;

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on October 12, 2004 are entitled to notice of and to vote at this Annual Meeting of Shareholders or any adjournment or postponement thereof.

All shareholders are cordially invited and urged to attend the Annual Meeting of Shareholders in person. **Even if you plan to attend the meeting, you are requested to complete, sign, date and return your proxy in the enclosed addressed envelope.** A return of a blank proxy will be deemed a vote in favor of the proposals contained in the Proxy Statement. If you attend, you may vote in person if you wish, even though you have sent in your proxy.

By Order of the Board of Directors,

Roger C. Jackson
Secretary
October 22, 2004

KMG CHEMICALS, INC.

10611 Harwin, Suite 402
Houston, Texas 77036

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement and the accompanying form of proxy are being furnished to the shareholders of KMG Chemicals, Inc., a Texas corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on November 16, 2004, at 10:00 a.m., at the Company's offices at 10611 Harwin, Suite 402, Houston, Texas 77036, and any adjournment or postponement thereof.

The matters to be considered and acted upon at the Annual Meeting are described in the foregoing Notice of Annual Meeting and this Proxy Statement. This Proxy Statement and the related form of proxy are being mailed on or about October 26, 2004 to all shareholders of record as of October 12, 2004 (the "Record Date"). Shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), represented by proxies will be voted as described in this Proxy Statement or as otherwise specified by a shareholder. With respect to the election of directors, a shareholder may, by checking the appropriate box on the proxy: (i) vote for all director nominees as a group; (ii) withhold authority to vote for all director nominees as a group; or (iii) vote for all director nominees as a group except those nominees identified by the shareholder in the appropriate area. With respect to the other proposals contained in this Proxy Statement, a shareholder may, by checking the appropriate box on the proxy: (i) vote for the proposal; (ii) vote against the proposal; or (iii) abstain from voting on the proposal. The form of proxy is attached to this Proxy Statement as Appendix A.

Any shareholder who executes and delivers a proxy may revoke it at any time prior to its use by (i) giving written notice of revocation to the Secretary of the Company, (ii) executing and delivering a proxy bearing a later date or (iii) appearing at the Annual Meeting and voting in person.

If the proxy in the accompanying form is properly executed and not revoked, the shares represented by the proxy will be voted in accordance with the instructions thereon. If no instructions are given on the matters to be acted upon, the shares represented by the proxy will be voted: (i) for election of the directors nominated herein; (ii) to approve the adoption of the Company's 2004 Long-Term Incentive Plan and (iii) in the discretion of the proxy holders as to any business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

VOTING RIGHTS

Only holders of record of outstanding shares of Common Stock at the close of business on the Record Date are entitled to one vote for each share held on all matters coming before the Annual Meeting or any adjournment or postponement thereof. There were 7,550,019 shares of Common Stock outstanding and entitled to vote on the Record Date.

VOTING REQUIREMENTS

To be elected, each director must receive the affirmative vote of the holders of a plurality of the issued and outstanding shares of Common Stock entitled to vote and represented at the Annual Meeting in person or by proxy. To approve the adoption of the Company's 2004 Long-Term Incentive Plan, the affirmative vote of a majority of the issued and outstanding shares of Common Stock entitled to vote and represented at the Annual Meeting in person or by proxy is required.

PROPOSAL 1:
ELECTION OF DIRECTORS

The Board of Directors has nominated six persons to serve as directors to serve until the next annual meeting of shareholders or until his successor is elected and qualified. Each of the nominees is a current director. Set forth below is a description of the backgrounds of each of the nominees for director.

Nominees for Director

David L. Hatcher, age 61, has served as a director and President of the Company since its acquisition of KMG-Bernuth, Inc. ("KMG") in October 1996. Mr. Hatcher has also served as a director and President of KMG since 1985. Mr. Hatcher has worked in the wood treating industry since 1980 for predecessors and affiliates of KMG in various capacities, including as an engineer, general manager and President. He is also a director of Sterling Bancshares, Inc., a public company that is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

George W. Gilman, age 62, has served as a director of the Company since its acquisition of KMG in October 1996 and also served as a director of KMG from 1995 until 1997. Mr. Gilman has served as the Chief Executive Officer, President and as a director of Commerce Securities Corporation, a National Association of Securities Dealers, Inc. member firm, since 1982. He practiced law with the law firm of George Gilman, P.C. from 1986 to 1998 and since 1998 has practiced with the law firm of Gilman & Wirth, P.C. Mr. Gilman received a BBA degree in accounting from Midwestern University, and he is a certified public accountant.

Fred C. Leonard III, age 59, has served as a director of the Company since its acquisition of KMG in October 1996. Mr. Leonard also served as a director of KMG from 1992 until 1997 and served as the Secretary of KMG from 1993 until 2001. Mr. Leonard has served as the Chairman of the Board, Chief Executive Officer and President of Valves Incorporated of Texas, Inc., a manufacturing company located in Houston, Texas since 1972. Mr. Leonard is also a board member of Fairway Medical Technologies, Inc., an integrated medical device development company.

Charles L. Mears, age 64, has served as a director of the Company since November 2001. Mr. Mears retired in 2000 from Occidental Chemical Company as Executive Vice President of the chlor-alkali business. He served in various management positions in that company since 1987, including serving as Senior Vice President of the Industrial Chemicals Division from 1991 until 1995. Mr. Mears began his career with Diamond Shamrock Corporation in 1965 and held various management positions. Mr. Mears also serves as a director of Pioneer Companies, Inc., a public company that is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Charles M. Neff, Jr., age 58, has served as a director of the Company since its acquisition of KMG in October 1996. Mr. Neff also served as a director of KMG from 1991 until 1997 and served as Treasurer of KMG from 1993 until 1997. Mr. Neff served as the Chief Executive Officer and President of Houston National Bank, N.A. from 1988 to 1998, and then as Chief Executive Officer of Sterling Bank-Bayou Bend until early 2004. He is currently Executive Vice President of Bank of Texas.

Richard L. Urbanowski, age 68, has served as a director of the Company since August 2000. Mr. Urbanowski retired in 1998 as President and Chief Operating Officer of ISK Biosciences Corporation, a specialty chemicals company selling crop protection chemicals and wood preservative products. Mr. Urbanowski began his career with Diamond Alkali Company where he held various positions in research and development, engineering, operations, production and sales. He is currently a director of the CropLife of America Foundation.

The Board of Directors recommends a vote FOR all nominees for director.

BOARD OF DIRECTORS AND COMMITTEES

The Board of Directors is composed of five non-employee directors and one employee director. By Company guidelines and the listing requirements of The Nasdaq Stock Market, at least a majority of the Company's Board of Directors must be independent. The Board of Directors has determined that all five of its non-employee directors meet the requirement of independence. The only non-independent director is Mr. Hatcher, the Company's Chief Executive Officer.

The Board of Directors has adopted a Code of Business Conduct applicable to all employees, including the Chief Executive Officer, the Chief Financial Officer and other senior management. The code covers such topics as financial reporting, conflicts of interest, compliance with laws, fair dealing and use of Company assets. The code satisfies the requirements of a "code of ethics" under Section 406(c) of the Sarbanes-Oxley Act of 2002, and requires that any waiver of those provisions by executive officers or directors may be made only by the Board of Directors and must be promptly disclosed to shareholders along with the reason for the waiver.

The Board of Directors held five meetings in fiscal 2004. The Board of Directors has four standing committees, an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee. The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committees are composed entirely of non-employee directors who the Board has determined are independent. Each of the Audit, Compensation and Governance Committees have adopted a charter that has been approved by the Board of Directors. All Board members are encouraged to attend the Annual Meeting and last year they all did attend.

The Code of Business Conduct and the charters of the Audit, Compensation and Governance Committees are available on the Company's website at kmgchemicals.com or by writing to Corporate Secretary, KMG Chemicals, Inc. 10611 Harwin, Suite 402, Houston, Texas 77036. These documents will be provided free of charge. Material contained on our website is not incorporated by reference in, or considered to be part of, this Proxy Statement.

Audit Committee.

The Audit Committee advises the Board and management from time to time with respect to internal controls, systems and procedures, accounting policies and other significant aspects of the accounting, auditing and financial reporting practices of the Company. The Audit Committee also monitors the preparation of the Company's quarterly and annual reports and supervises the relationship between the Company and its external auditors. The committee met four times during fiscal 2004.

The Audit Committee operates under a charter approved by the Board of Directors. The Audit Committee's function under its written charter is to appoint the independent accountants to audit the Company's financial statements and perform other services related to the audit; review the scope and results of the audit with the independent accountants; review with management and the independent accountants the Company's interim and year-end operating results; oversee the external reporting by the Company; consider the adequacy of the internal accounting and auditing procedures of the Company; evaluate the independence of the internal and external auditors; and approve and review any non-audit services to be performed by the independent accountants. The charter of the Audit Committee is attached to this Proxy Statement as Appendix B, and it is available on the Company's website at kmgchemicals.com.

The Audit Committee consists of three non-employee directors, George W. Gilman, Charles M. Neff and Fred C. Leonard. The Board has determined that all of the members of the Audit Committee are independent and financially sophisticated within the meaning of the listing standards of The Nasdaq Stock Market. The Board of Directors made the determination that Mr. Leonard is independent even though he is indirectly the beneficial owner of 14.4% of the Common Stock of the Company. The Board has determined that, notwithstanding that stock ownership, Mr. Leonard is not an "affiliate" of the Company for purposes of the listing standard in that he does not control, is not controlled by, and is not under common control with the Company. The Board of Directors has also determined that Mr. Gilman is an "audit committee financial expert" within the meaning of that term under the rules of the SEC. He has served on the Company's Board of Directors since 1996, and he is a certified public accountant. In the course of his career, Mr. Gilman has acquired (i) an understanding of generally accepted accounting principles and financial statements, (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, (iv) an understanding of internal control over financial reporting, and (v) an understanding of audit committee functions.

Compensation Committee.

The Compensation Committee establishes compensation for the Company's Chief Executive Officer and other executives and makes recommendations to the Board of Directors regarding compensation of directors. The committee also administers the Company's incentive compensation, stock option and other equity based compensation plans, including the Company's 1996 Stock Option Plan. The Compensation Committee is composed of three non-employee director, Fred C. Leonard, Charles M. Neff, and Richard L. Urbanowski. Mr. Leonard is the current chairman. The Board has determined that each of the members of the committee are independent within the meaning of the listing standards of The Nasdaq Stock Market. During fiscal 2004, the Compensation Committee held one meeting. The charter of the Compensation Committee is available on the Company's website at kmgchemicals.com.

Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is responsible for developing and implementing policies and practices relating to corporate governance, including establishing and monitoring implementation of corporate governance guidelines. The committee also plans for the succession of the Chief Executive Officer and other executives. The committee is responsible for identifying and assessing candidates for the Board of Directors, including making recommendations to the Board regarding candidates. In fulfilling its duties, the Governance Committee, among other things,

- Identifies individuals qualified to be Board members consistent with criteria established by the committee;
- Recommends to the Board nominees for the next annual meeting of shareholders; and
- Evaluates individuals suggested by shareholders

In recommending director candidates to the Board, the Governance Committee charter requires the Committee to select individuals who possess the highest personal and professional integrity.

The Governance Committee is comprised solely of non-employee directors who are independent within the meaning of listing standards of The Nasdaq Stock Market. Members of the Governance Committee are Messrs. Urbanowski, Neff and Mears. Mr. Urbanowski is the chairman. The Governance Committee is newly form in fiscal 2005 and did not meet during fiscal 2004. The charter of the Governance Committee is available on our website at kmgchemicals.com.

The Governance Committee will consider recommendations for director made by shareholders for fiscal 2006 if such recommendations are received in writing, addressed to the chairman of the Committee, Mr. Urbanowski, in care of the Company, at 10611 Harwin, Suite 402, Houston, Texas 77036 by July 31, 2005. Recommendations by shareholders that are made in accordance with these procedures will receive equal consideration by the Governance Committee. Directors and members of management may also suggest candidates for director. In some cases, the committee may engage, for a fee, the services of a third party executive search firm to assist it in identifying and evaluating candidates for director.

Executive Committee.

The members of the Executive Committee are Messrs. Hatcher, Gilman, Mears and Urbanowski. The Executive Committee was established principally to consult with and advise to the Company on potential acquisitions. During fiscal 2004 the Executive Committee held no meetings but individual members of the committee met with third parties and Company management to advise in the acquisition effort and to make introductions to industry executives.

COMPENSATION OF DIRECTORS

Each director, including directors who were employees of the Company, received a fee of $1,500 for each meeting of the Board of Directors attended in fiscal 2004. Members of Board committees are paid $500 for each committee meeting they attend. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings and for other expenses incurred in performing in their capacity as directors.

During fiscal 2004 the Board of Directors of the Company held five meetings. Certain non-employee directors who are members of the Executive Committee have assisted the Company outside of meetings in connection with service to that committee and have been compensated and been reimbursed for out-of-pocket expenses. In fiscal 2004, the Company paid $2,250 to Mr. Mears and $1,500 to Mr. Urbanowski for those consultations. In fiscal 2004, each of the five non-employee directors was granted fully vested options to purchase 10,000 shares of Common Stock (50,000 shares total) under the Company's 1996 Stock Option Plan at an exercise price of $3.16 per share.

COMPANY MANAGEMENT

Set forth below is a description of the backgrounds of certain significant employees of the Company and KMG in addition to Mr. Hatcher, whose background was described above.

J. Neal Butler, age 52, is the Company's Chief Operating Officer, and joined the Company in 2004. Mr. Butler has worked in various capacities for agricultural chemical companies since 1976. From 1976 to 1998 he worked for ISK Biosciences, Inc. in various sales and operations capacities, becoming Vice President and General Manager/Americas in the specialty chemical division. From 1998 to 2001, he was Vice President and team leader for Horticulture for Zeneca Agrichemicals, Inc., a leading agricultural products chemical company. In 2001, Mr. Butler became President and Chief Executive Officer of Naturize Biosciences, Inc., a company providing biological products for agriculture.

Thomas H. Mitchell, age 60, is KMG's Vice President-Sales. He has served as KMG's Vice President since 1994. He has been employed by KMG since 1988 in various capacities, including general sales manager and general manager.

John V. Sobchak, age 44, was employed in 2001 as the Chief Financial Officer of the Company. Before he joined the Company, Mr. Sobchak had been the CFO of Novistar, Inc., a joint venture between Torch Energy Advisors, Inc. and Oracle Corporation and prior to that he had been the Treasurer of Torch Energy Advisors, Inc. He was employed from 1988 to 1997 by Mesa, Inc, a publicly traded oil and gas company, most recently as its Treasurer.

Roger C. Jackson, age 53, was elected Secretary of the Company in 2001 and became Vice President and General Counsel of the Company in 2002. Prior to joining the company, Mr. Jackson had been a partner since 1995 in Woods & Jackson, L.L.P. and had been a partner in the Houston law firm Brown, Parker & Leahy L.L.P. beginning in 1985. He had joined that firm as an associate in 1978.

EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid to the Company's Chief Executive Officer and five other highly compensated executive officers or employees, including three executive officers and two employees of a subsidiary, for the fiscal years ended July 31, 2004, 2003 and 2002. None of the Company's other officers received cash or non-cash compensation in excess of $100,000 for the fiscal year ended July 31, 2004.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation ($) (1) Salary	Annual Compensation ($) (1) Bonus	Shares Underlying Options Granted	All Other Compensation ($) (2)
Executive Officers					
David L. Hatcher	2004	279,907	37,000		6,020
President	2003	279,010	75,924		7,611
	2002	284,000	120,000		13,545
J. Neal Butler Vice President and Chief Operating Officer	2004	99,948	20,000	150,000	
Roger C. Jackson	2004	122,055	30,000		3,412
Vice President and General Counsel	2003	122,474	5,400	150,000	900
John V. Sobchak	2004	137,184	67,500		3,829
Vice President and	2003	138,809	14,000		4,050
Chief Financial Officer	2002	131,742	13,000		1,300
Other Employees					
Bobby D. Godfrey	2004	129,088	1,000		2,441
	2003	126,305	1,000		2,520
	2002	125,305	2,000		2,520
Thomas H. Mitchell	2004	137,184	2,500		3,885
Vice President	2003	137,809			4,050
(KMG only)	2002	136,809	14,000		4,050

(1) Salary includes directors' fees paid to Mr. Hatcher and Mr. Godfrey for serving as directors of the Company and KMG. Mr. Godfrey resigned as a director and officer of the Company as of December 31, 2002, but continued as an employee.

(2) Includes payments made by the Company under its 401(k) Profit Sharing Plan, and the economic benefit to David L. Hatcher of premiums paid by the Company under a split dollar life insurance agreement in fiscal 2003 and 2002. The split dollar plan was terminated in fiscal 2004.

OPTION GRANTS IN FISCAL YEAR 2004

The following table sets forth grants of stock options during fiscal 2004 to the named executive officers and other employees.

Name	Shares of Common Stock Underlying Options	Exercise Price ($/Sh)	Expiration Date	Value of Options
J. Neal Butler	150,000	$ 4.37	10 years after vesting	$ 386,222

All options vest equally over 10 years. No other employee was granted options in fiscal 2004. Under the rules of the Securities and Exchange Commission, the Company has elected to provide a grant date valuation for these option grants determined by a Black-Scholes pricing model. The assumptions utilized in this model include: an expected volatility of 60% (derived by using daily closing stock prices for the 12 months preceding the grant date), a dividend yield of 1.49%, an interest rate of 4.53% (the rate on United States treasury notes with a maturity date of 15 years from the grant date), and an expected time of exercise at the option expiration date. The Company does not believe that the values estimated by the Black-Scholes model, or any other model, will necessarily be indicative of the values to be realized by an executive.

AGGREGATE OPTION EXERCISES IN FISCAL YEAR 2004 AND FISCAL YEAR-END VALUES

The following table sets forth the number and dollar value of options outstanding at July 31, 2004 of the named executive officers and other employees.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options FY04 (#) exercisable/ unexercisable	Value of Unexercised In-the-Money Options: ($) exercisable/ unexercisable
David L. Hatcher.............	0	0	0/0	0/0
J. Neal Butler..................	0	0	0/150,000	0/0
Roger C. Jackson.............	0	0	150,000/0	0/0
John V. Sobchak	0	0	22,500/27,500	0/0
Bobby D. Godfrey	0	0	1,100/0	0/0
Thomas H. Mitchell.........	37,038	95,321	91,150/49,100	550/2,200

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 30, 2004 with regard to the beneficial ownership of Common Stock by (i) each person known to the Company to be the beneficial owner of 5% or more of its outstanding Common Stock, (ii) the named executive officers and the directors of the Company individually and (iii) the officers and directors of the Company as a group. All addresses are in care of the Company, 10611 Harwin Drive, Suite 402, Houston, Texas 77036.

Name	Number of Shares Owned	Percent
Executive Officers and Directors:		
David L. Hatcher	5,382,303	71.3%
J. Neal Butler	0	*
Roger C. Jackson (1)	150,000	2.0%
John V. Sobchak (1)	22,500	*
George W. Gilman (1) (2)	114,552	1.5%
Fred C. Leonard III (1) (3)	1,090,950	14.4%
Charles L. Mears (1)	30,000	*
Charles M. Neff, Jr. (1)	72,900	*
Richard L. Urbanowski	41,000	*
Other Employees		
Bobby D. Godfrey	323,087	4.3%
Thomas H. Mitchell (KMG executive officer) (1)	139,188	1.8%
Directors, executive officers and other employees as a group (11 persons)	7,043,393	93.3%

* Less than 1%

(1) The ownership shown in the table includes shares of Common Stock that may be acquired within 60 days on the exercise of outstanding stock options under the Company's 1996 Stock Option Plan as follows: Mr. Jackson – 150,000 shares, Mr. Sobchak – 22,500 shares, Mr. Gilman - 42,100 shares, Mr. Leonard - 42,100 shares, Mr. Mears - 30,000 shares, Mr. Neff - 42,100 shares, Mr. Urbanowski - 41,000 shares, Mr. Godfrey-1,100 shares, Mr. Mitchell – 91,150 shares; and for the entire group, 380,250 shares.

(2) Includes shares held by Commerce Securities Corporation, a company in which Mr. Gilman is an officer, director and, indirectly, a significant shareholder.

(3) Includes shares held by Valves Incorporated of Texas, Inc., a company in which Mr. Leonard is an officer and a principal shareholder.

CHANGE OF CONTROL EMPLOYMENT AGREEMENTS

The Company entered into employment agreements with Thomas H. Mitchell and John V. Sobchak in fiscal 2001, Roger C. Jackson in fiscal 2003 and Neal Butler in fiscal 2004. Mr. Mitchell's and Mr. Jackson's agreements have an initial three-year term and Mr. Sobchak's and Mr. Butler's agreements have an initial one-year term. Each agreement automatically extends for additional one-year periods at the end of the initial term or any renewal term unless the Company gives at least 60 days prior notice of nonrenewal. If the Company terminates the executive's employment (other than for cause or due to death or disability) or if the executive voluntarily terminates his employment for good reason, the Company must pay the executive a termination payment equal to a multiple of his then annual base salary. For Mr. Mitchell and Mr. Jackson the multiple is three times his then annual base salary and for Mr. Sobchak and Mr. Butler it is two times. In addition, Mr. Mitchell also would be paid the benefit provided under the Company's supplemental executive retirement plan. If the termination by the Company or the voluntary resignation for good reason was within one year of a change of control, options to acquire Common Stock held by each executive fully vest and the benefit payable to Mr. Mitchell under the supplemental executive retirement plan would be paid in a lump sum. If Mr. Mitchell dies while employed by the Company, his beneficiary will be paid a lump sum payment of $500,000. A "good reason" includes demotion, relocation or an uncured breach of the employment agreement by the Company and a "change of control" includes the acquisition by any individual or group of beneficial ownership of more than 50% of the then outstanding Common Stock or certain business combination transactions.

Mr. Bobby G. Godfrey entered into an employment agreement with the Company in fiscal 1998 having a term of seven years and containing a covenant not to compete. If the agreement terminates because of the disability or death of the executive, he would be paid an amount equal to indebtedness then owing by him to the Company. As of the end of fiscal 2004, the amount of that indebtedness was $14,241. The agreement does not include provisions regarding Change of Control.

In fiscal 2001 the Company adopted a supplemental executive retirement plan. Only persons specifically designated by the Company may be participants in the plan, and Thomas H. Mitchell is currently the only participant. The estimated annual benefit payable under the plan to Mr. Mitchell at normal retirement is $75,000. The plan is unfunded and amounts payable to participants are general obligations of the Company. The plan provides that a participant will be paid a supplemental retirement benefit for 10 years equal to a percentage of the participant's three-year average base salary at normal retirement. Mr. Mitchell's benefit percentage was established under the plan to pay 56% of his three-year average base salary at normal retirement prior to reductions. The benefit payable to participants is reduced by the equivalent actuarial value of Company's other pension plan payments to the participant, if any, the Company's 401(k) plan and one-half of social security benefits. Normal retirement is the earlier of age 65 and completion of 10 years credited service or age 60 with 30 years credited service.

EQUITY COMPENSATION PLANS

The Company's 1996 Stock Option Plan (the "1996 Plan") was adopted and approved by its shareholders in 1996. The 1996 Plan has been filed previously as Exhibit 10.4 to the Company's report on Form 10-QSB12G filed on December 6, 1996. Except for the 2004 Long-Term Incentive Plan that is proposed for adoption by the shareholders in this Proxy Statement, the 1996 Plan is the Company's only equity compensation plan, and the following information is provided for it as of July 31, 2004.

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
Equity compensation plans approved by security holders	748,050	$4.17	273,912
Equity compensation plans not approved by security holders	None		
Total	748,050		273,912

The 1996 Plan is intended to encourage ownership of the Common Stock of the Company by certain of the Company's directors, consultants and key employees and the directors, consultants and key employees of any subsidiary or parent corporation, to create an increased interest in and a greater concern for the welfare of the Company. Under the 1996 Plan, the Company initially reserved 700,000 shares of Common Stock for issuance pursuant to the exercise of options and that amount was increased by 70,000 shares to adjust for a fiscal 2001 10% stock dividend. At the 2003 Annual Meeting, the shareholders approved an increase in the number of shares that may be purchased on the exercise of options granted under the 1996 Plan to 1,070,000. Unless extended or earlier terminated, the 1996 Plan will terminate on August 31, 2007.

The 1996 Plan is intended to qualify for favorable treatment under Section 16 of the Exchange Act, as amended, pursuant to Rule16b-3 promulgated thereunder ("Rule 16b-3"). The 1996 Plan provides for the grant of "incentive stock options," as defined in Section 422 of the Internal Revenue Code ("Code") and nonqualified stock options. The 1996 Plan is administered either by the Board of Directors or by a committee of two or more "non-employee directors" within the meaning of Rule 16b-3. The Board of Directors or the committee has the authority to grant options under the 1996 Plan, to amend, construe and interpret it, and to make all other determinations and take any and all actions necessary or advisable for its administration. The directors, consultants and key employees of the Company or any subsidiary or parent corporation are eligible to receive options under the 1996 Plan, but only salaried employees of the Company or its subsidiaries or parent are eligible to receive incentive stock options.

PROPOSAL 2:
TO RATIFY THE 2004 LONG-TERM INCENTIVE PLAN

General

Shareholders of the Company are being asked to approve the Company's Long-Term Incentive Plan ("Plan"). The Company's Board of Directors unanimously approved the Plan on October 14, 2004, subject to shareholder approval of the Plan at the Company's Annual Meeting. The Board of Directors believes that the approval of the Plan is in the best interests of the Company and its shareholders.

The purpose of the Plan is to attract, motivate and retain the services of key employees and directors and to align the interests of such persons with shareholders by providing participants in the Plan with the opportunity to share in any appreciation in value of the Company's Common Stock that their efforts help to bring about. To accomplish these goals, the Plan permits the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards. If approved, the Plan will be an important component of the total compensation package offered to employees and directors, reflecting the importance that the Company places on motivating and rewarding superior results with long-term, performance-based incentives.

The Board of Directors recommends that shareholders vote FOR the proposal to approve KMG Chemical, Inc.'s 2004 Long-Term Incentive Plan

Description of the Plan

The following is a summary of the principal features of the Plan and its operation. This summary is qualified in its entirety by reference to the full text of the Plan, a copy of which is attached to this proxy statement as Appendix C.

Administration. The Plan is administered by the Board of Directors or a committee ("Committee") appointed by the Board of Directors. The Board has designated the Compensation Committee as the administrator of the Plan. The Committee is composed of at least three directors who qualify as "outside directors" under Section 162(m) of the Internal Revenue Code of 1986 and/or as "non-employee directors" under Rule 16b-3 promulgated under the Securities Exchange Act of 1934. Subject to the terms of the Plan, the Committee has the sole discretion to select the persons eligible to receive awards under the Plan, the type and amount of incentives to be awarded, and the terms and conditions of awards. The Committee also has the authority to interpret the Plan and establish and amend regulations necessary or appropriate for the administration of the Plan. The Committee may delegate any part of its authority under the Plan to officers of the Company as long as such delegation does not violate the requirements of Section 162(m) of the Internal Revenue Code of 1986 and/or Rule 16b-3 promulgated under the Securities Exchange Act of 1934.

Eligibility. Any employee of the Company or a subsidiary of the Company or a director of the Company whose judgment, initiative, and efforts contributed or may be expected to contribute to the successful performance of the Company is eligible to participate in the Plan. The actual number of individuals who will receive awards cannot be determined in advance because the Committee has the discretion to select the participants. No executive officer may receive in any calendar year stock options or SARs relating to more than 250,000 shares of Common Stock, or awards that are subject to the attainment of performance goals relating to more than 100,000 shares of Common Stock.

Shares Subject to the Plan. The maximum number of shares of the Company's Common Stock that may be delivered pursuant to awards granted under the Plan is 375,000 shares. The maximum number of shares deliverable pursuant to awards granted under the Plan is subject to adjustment by the Committee in the event of certain dilutive changes in the number of outstanding shares. Under the Plan, the Company may issue authorized but unissued shares, treasury shares, or shares purchased by the Company on the open market or otherwise. Any shares subject to an award which are not used because the terms and conditions of the award are not met may again be used for an award under the Plan. In addition, the number of shares of Common Stock available for future awards is only reduced by the net number of shares issued pursuant to an award.

Transferability. Rights under any award may not be transferred except by will or the laws of descent and distribution. However, the Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a nonqualified stock option or SAR by a participant in the plan to family members, trusts and charitable institutions.

Amendment of the Plan. The Plan may be amended or terminated by the Company's Board of Directors, without the consent of the shareholders of the Company or Plan participants. However, any amendment which requires shareholder approval in order for the plan and incentives awarded under the Plan to continue to comply with Sections 162(m), 421, and 422 of the Revenue Code of 1986 or the rules of any stock exchange or automated quotation system on which the Company's Common Stock may then be listed or quoted, shall be subject to shareholder approval. Unless required by law, no amendment to the Plan shall adversely affect any rights of a holder of an outstanding award under the Plan without such holder's consent.

Change of Control. In the event of any merger, consolidation or share exchange, each outstanding award will be exercisable for the consideration which a holder of the number of shares of Common Stock subject to such award immediately prior to such transaction would have received. However, if the Company will not be the surviving entity in any merger, consolidation or share exchange, the Company may cancel all outstanding awards, as of the effective date of such transaction, by giving each holder the right to exercise such award in full for at least 30 days prior to the transaction, or paying the spread between the net amount of consideration payable in such transaction to the holder of the number of shares of Common Stock subject to an award, and the exercise price of such award.

Award Agreements and Term. All awards under the Plan will be authorized by the Committee and evidenced by an award agreement setting forth the type of incentive being granted, the vesting schedule, and other terms and conditions of exercisablility. Any award granted pursuant to the Plan must be granted within ten years of the date of adoption of this Plan and no award may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than ten percent of the Company's Common Stock, 5 years from the date of grant.

Stock Options. A grant of a stock option entitles a participant to purchase from the Company a specified number of shares of Common Stock at a specified price per share. In the discretion of the Committee, stock options may be granted as nonqualified stock options or incentive stock options, but incentive stock options may only be granted to employees of the Company or a subsidiary. The aggregate fair market value of the Common Stock with respect to which incentive stock options become exercisable by any participant during any calendar year cannot exceed $100,000.

The Committee may fix any price as the purchase price per share of Common Stock which may be purchased under a nonqualified stock option. The purchase price per share of Common Stock which may be purchased under an incentive stock option must be at least equal to the fair market value of the Company's Common Stock on the date of grant, or, if the incentive stock option is granted to an employee who owns or is deemed to own more than ten percent of the Company's Common Stock, 110% of the fair market value of the Company's Common Stock on the date of grant. The award agreement for each stock option will specify the form of payment for shares of Common Stock acquired on exercise of a stock option. The form of payment may include cash, delivery of Common Stock with a fair market value equal to the exercise price of the stock option, participation in a broker-assisted "cashless exercise" arrangement, or any other form of consideration acceptable to the Committee.

Stock options are not exercisable after the expiration of the option term specified in the applicable award agreement. Unless otherwise provided in an award agreement, the option term will be reduced to the lesser of the remaining option term and the time periods described below upon the termination of a participant's employment. Upon a termination of employment for cause, all stock options immediately terminate. Upon the death of a participant, stock options are exercisable for a period of one year after the participant's death. In the case of permanent disability or retirement, stock options are exercisable for a period of six months after the occurrence of the permanent disability or three months after retirement. In all other cases, stock options are exercisable for 30 days after the participant's termination of employment.

Stock Appreciation Rights (SARs). The grant of a SAR provides the holder with the right to receive a payment in cash, shares of Common Stock or a combination of cash and stock equal to the excess of the fair market value of a specified number of shares of Common Stock on the date the SAR is exercised over a SAR price specified in the applicable award agreement. The SAR price specified in an award agreement must be equal to or greater than the fair market value of the Company's Common Stock on the date of the grant of the SAR. SARs may be granted as separate awards or in connection with a stock option.

Restricted Stock. A grant of restricted stock is an award of shares of Common Stock subject to restrictions or limitations set forth in the Plan and in the related award agreement. The award agreement for restricted stock will specify the time or times within which such award may be subject to forfeiture and any performance goals which must be met in order to remove any restrictions on such award. Except for limitations on transfer or limitation set forth in the applicable award agreement, holders of restricted stock shall have all of the rights of a shareholder of the Company, including the right to vote the shares, and the right to receive any dividends thereon. Except as otherwise provided in an award agreement, upon a participant's termination of employment for any reason during the restriction period, the nonvested shares of restricted stock shall be forfeited by the participant.

Restricted Stock Units. A grant of restricted stock units entitles the holder to convert the units into Common Stock when the time and performance conditions established by the Committee are satisfied.

Performance Awards. A grant of a performance award entitles the holder to receive cash, shares of Common Stock or other consideration, or any combination thereof, upon the attainment of pre-established performance goals over a pre-established performance period. The award agreement for a performance award will specify the performance period, the performance goals to be achieved during a performance period, and the maximum or minimum settlement values. Performance goals set by the Committee may relate to specific financial, production, sales or cost performance objectives that the Committee believes to be relevant to the Company's business and/or remaining in the employ of the Company for a specified period of time. If the Committee determines, in its sole discretion, that the established performance measures or objectives are no longer suitable because of a change in the Company's business, operations, corporate structure, or for other reasons, the Committee may modify the performance measures or objectives and/or the performance period.

Dividend Equivalent Rights. A grant of a dividend equivalent right entitles the holder to receive credits based on the cash dividends that would have been paid on the shares of Common Stock specified in the award as if such shares were held by the participant to whom the award is made Dividend equivalent rights may be granted either as a component of another award or as a separate award. Dividend equivalents credited to the holder of a dividend equivalent right may be paid currently or may be deemed to be reinvested in additional shares of Common Stock (which may thereafter accrue additional dividend equivalents). Dividend equivalent rights may be settled in cash, shares of Common Stock or a combination thereof, in a single payment or in installments.

Other Awards. The Committee may grant to any participant other forms of awards based upon, payable in, or otherwise related to, in whole or in part, shares of the Company's Common Stock. The terms and conditions of such other form of award shall be specified by the applicable award agreement. Such other awards may be granted for no cash consideration, for such minimum consideration as may be required by applicable law, or for such other consideration as may be specified by the award agreement.

Federal Income Tax Consequences

The following is a general summary as of the date of this proxy statement of the United States federal income tax consequences associated with the grant of awards under the Plan. The federal tax laws may change and the federal, state and local tax consequences for any participant will depend upon his or her individual circumstances. Participants will be encouraged to seek the advice of a qualified tax advisor regarding the tax consequences of participation in the Plan. Any tax effects that accrue to foreign employees as a result of participation in the Plan will be subject to the tax laws of the countries in which such employees reside or are otherwise subject.

Nonqualified Stock Options. A participant receiving a nonqualified stock option will not recognize income and the Company will not be allowed a deduction at the time such an option is granted. When a participant exercises a nonqualified stock option, the difference between the option price and any higher market value of the stock on the date of exercise will be ordinary income to the participant and will be claimed as a deduction for federal income tax purposes by the Company. When a participant disposes of shares acquired by the exercise of the option, any amount received in excess of the fair market value of the shares on the date of exercise will be treated as short-term or long-term capital gain, depending upon whether the participant held the shares for more than one year following the exercise of the option. If the amount received is less than the fair market value of the shares on the date of exercise, the loss will be treated as short-term or long-term capital loss, depending upon whether the participant held the shares for more than one year following the exercise of the option.

Incentive Stock Options. A participant receiving a grant of incentive stock options will not recognize income and the Company will not be allowed a deduction at the time such an option is granted. When a participant exercises an incentive stock option while employed by the Company or its subsidiary or within the three-month (one year for disability) period after termination of employment, no ordinary income will be recognized by the participant at that time (and no deduction will be allowed to the Company) but the excess of the fair market value of the shares acquired by such exercise over the option price will be taken into account in determining the participant's alternative minimum taxable income for purposes of the federal alternative minimum tax applicable to individuals. If the shares acquired upon exercise are not disposed of until more than two years after the date of grant and one year after the date of transfer of the shares to the participant (statutory holding periods), the excess of the sale proceeds over the aggregate option price of such shares will be long-term capital gain, and the Company will not be entitled to any federal income tax deduction. Except in the event of death, if the shares are disposed of prior to the expiration of the statutory holding periods (a "Disqualifying Disposition"), the excess of the fair market value of such shares at the time of exercise over the aggregate option price (but not more than the gain on the disposition if the disposition is a transaction on which a loss, if sustained, would be recognized) will be ordinary income at the time of such Disqualifying Disposition (and the Company or its subsidiary will be entitled to a federal tax deduction in a like amount), and the balance of the gain, if any, will be capital gain (short-term or long-term depending upon whether the participant held the shares for more than one year following the exercise of the option). To the extent that the aggregate fair market value of stock (determined on the date of grant) with respect to which incentive options become exercisable for the first time during any calendar year exceeds $1,000,000 such options will be treated as non-qualified options.

Payment using Shares. If a participant pays the exercise price of a non-qualified or incentive stock option with previously-owned shares of the Company's Common Stock and the transaction is not a Disqualifying Disposition, the shares received equal to the number of shares surrendered are treated as having been received in a tax-free exchange. The shares received in excess of the number surrendered will not be taxable if an incentive stock option is being exercised, but will be taxable as ordinary income to the extent of their fair market value if a non-qualified stock option is being exercised. The participant does not recognize income and the Company receives no deduction as a result of the tax-free portion of the exchange transaction. If the use of previously acquired incentive stock option shares to pay the exercise price of another incentive stock option constitutes a Disqualifying Disposition, the tax results are as described in the preceding paragraph. The income treatment will apply to the shares disposed of but will not affect the favorable tax treatment of the shares received.

Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Performance Awards. Unless a participant makes the election described below with respect to SARs, restricted stock, restricted stock units or performance awards granted under the Plan, a participant receiving a grant will not recognize income and the Company will not be allowed a deduction at the time such awards are granted. While an award remains unvested or otherwise subject to a substantial risk of forfeiture, a participant will recognize compensation income equal to the amount of any dividends received and the Company will be allowed a deduction in a like amount. When an award vests or otherwise ceases to be subject to a substantial risk of forfeiture, the excess of the fair market value of the award on the date of vesting or the cessation of the substantial risk of forfeiture over the amount paid, if any, by the participant for the award will be ordinary income to the participant and will be claimed as a deduction for federal income tax purposes by the Company. Upon disposition of the shares received, the gain or loss recognized by the participant will be treated as capital gain or loss, and the capital gain or loss will be short-term or long-term depending upon whether the participant held the shares for more than one year following the vesting or cessation of the substantial risk of forfeiture. However, by filing a Section 83(b) election with the Internal Revenue Service within 30 days after the date of grant, a participant's ordinary income and commencement of holding period and the deduction will be determined as of the date of grant. In such a case, the amount of ordinary income recognized by such a participant and deductible by the Company will be equal to the excess of the fair market value of the award as of the date of grant over the amount paid, if any, by the participant for the award. If such election is made and a participant thereafter forfeits his or her award, no refund or deduction will be allowed for the amount previously included in such participant's income.

ERISA. The Company believes that the Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986.

Awards Granted under the Plan

There have been no awards under the Plan since the adoption of the Plan by the Board of Directors is subject to the approval of the shareholders at the Annual Meeting.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee establishes the compensation levels for all senior executives of the Company, including the Chief Executive Officer ("CEO") and the other executive officers identified in the Summary Compensation Table. Under the direction of the Committee, the Company has developed and implemented performance-based compensation policies that are intended to enhance the profitability of the Company and shareholder value by aligning closely the financial interests of the Company's executives with those of its shareholders.

The Committee determines the amount and type of compensation that supports its objective of providing competitive compensation that:

- reflects the performance of both the Company and each executive;
- performance of the Company as measured by specific financial measures.

Compensation for the executives of the Company is comprised of three components:

- base salary;
- annual short-term cash incentive; and
- long-term equity-based incentive.

The Committee reviews the compensation of each executive in relation to salaries, and annual short term and long term incentives programs established for the executive's position from selected peer companies and general industry surveys. Compensation may be adjusted to reflect individual performance, increased responsibilities, and changes in the targeted compensation derived from that information.

Compensation Committee:
Fred C. Leonard III, Chairman
Richard L. Urbanowski
Charles M. Neff, Jr.

This report by the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee reviewed the audited financial statements of the Company for the fiscal year ended July 31, 2004, with the independent auditors. Management has the responsibility for the preparation, presentation and integrity of the Company's financial statements and the independent auditors have the responsibility for auditing the Company's financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America.

The Audit Committee discussed and reviewed with the independent auditors all communications required by accounting principles generally accepted in the United States of America, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and discussed and reviewed the results of the independent auditors' audit of the financial statements.

In discharging its oversight responsibility with respect to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The Audit Committee also discussed with the auditors any relationship that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of the Company's responsibilities, budget and staffing.

Based on the above-mentioned review and discussions with management and the independent auditors, the Committee recommended to the Board that the Company's audited financial statements be included in its report on Form 10-K for the fiscal year ended July 31, 2004, for filing with the Securities and Exchange Commission.

The Audit Committee believes that it is in the best interest of the Company and its shareholders to delay its selection of an auditor for the year ending July 31, 2005. Therefore, the Company has not submitted its selection of independent auditor to the Company's shareholders for ratification. The Audit Committee intends to evaluate other qualified independent public accountants and we will select an independent accounting firm in sufficient time to conduct the audit of the Company's fiscal 2005 financials.

Audit Committee:
George W. Gilman, Chairman
Fred C. Leonard III
Charles M. Neff, Jr.

This report by the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

PRINCIPAL ACCOUNTING FIRM FEES

The aggregate fees billed by the Company's independent accountants and auditors, Deloitte & Touche LLP, for professional services rendered to the Company for the two fiscal years ended July 31, 2004 were as follows:

	2004	2003
Audit Fees	$ 104,342	$ 88,934
Audit Related Fees		
Tax Fees	45,280	38,505
All Other Fees	10,854	8,465
Total	$ 160,476	$ 135,904

The policy of the Audit Committee is to pre-approve all audit and non-audit services conducted by the Company's independent accountants and auditors. Under the policy, pre-approval is required before the independent accountants are engaged for the particular services. The amount set forth in the above table for "Tax Fees" was for tax return preparation and consulting and the amount described as "All Other Fees" was for services rendered in connection with the Company's acquisition efforts, including certain due diligence assistance. The Audit Committee has considered whether the provision of the services included in other fees is compatible with maintaining the independence of the Company's accountants and auditors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on a review of Forms 3, 4 and 5 and amendments thereto furnished to the Company, the Company knows of no failure in Section 16(a) beneficial ownership reporting compliance except that due to inadvertence Form 4 reporting of the grant of options was filed late by Messrs. Gilman, Leonard, Mears, Neff and Urbanowski, and the Form 3 initial report was filed late by Mr. Butler.

SHAREHOLDER PROPOSALS FOR 2005 ANNUAL MEETING

Any shareholder who intends to present a proposal at the 2005 Annual Meeting of Shareholders must file such proposal with the Company by June 30, 2005, for possible inclusion in the Company's proxy statement and form of proxy relating to that meeting.

OTHER MATTERS

The Board of Directors knows of no matters other than those stated above which are to be brought before the Annual Meeting. However, if any such other matters should be presented for consideration and voting, the persons named in the proxy to vote thereon will do so in accordance with their judgment.

By Order of the Board of Directors,

Roger C. Jackson
Secretary

creosote pressured margins. S,G&A expenses were up 18 percent, mainly due to the increased distribution expenses of higher creosote and penta sales, higher acquisition amortization costs, and staff added to support growth.

KMG had total assets of $43.2 million at fiscal year-end 2004, up from $32.3 million in 2003. Long-term debt was $11.2 million, up from $4.3 million last year, as a result of funding acquisitions. KMG increased the annual cash dividend paid in fiscal 2004 to $.06 per share from $.0525 last year.

Financial Highlights *(thousands, except per share amounts)*

Fiscal year-end is July 31

	2004	2003	2002	2001	2000
Net sales	$43,610	$35,536	$34,438	$35,791	$33,754
Gross profit	12,751	11,291	12,041	12,005	13,221
Income before income tax	2,844	2,982	4,330	4,259	6,170
Net income	1,763	1,917	2,685	2,640	3,845
Earnings per diluted share *(1)*	0.23	0.25	0.36	0.35	0.50
Total assets	43,240	32,338	28,862	27,760	25,312
Shareholders' equity	24,590	23,029	21,521	19,276	17,589
Long term debt	11,235	4,250	1,716	1,614	2,554
Annual dividends per share	0.06	0.05	0.04	0.04	0.04
Weighted average diluted shares outstanding *(1)*	7,631	7,550	7,549	7,592	7,749

(1) Restated for stock dividend.

Markets, Products, Operations

KMG enjoys a preeminent market share position in each of the markets it serves with the following products:

- ***Pentachlorophenol*** protects wood against insects, fungus and decay. It is sold to industrial companies that treat utility poles that are then sold to telephone and electric companies.
- ***Coal tar creosote*** is another industrial wood preservative that is used by wood treaters who mainly process crossties for railroads.
- ***Sodium pentachlorophenate*** is sold internationally and is used by lumber companies to prevent fungal growth on freshly cut wood.

We provide a portfolio of pesticide products to the suppliers of livestock and poultry growers:

- ***Rabon*** products are used for fly and pest control and include an oral larvicide, a wettable powder, the recently acquired Ravap liquid spray, and the recently introduced 3% dust called Beetle Shield.

We provide an herbicide that is sold primarily to the suppliers of commercial cotton growers:

- ***Monosodium methanearsonate (MSMA)***, sold under the Bueno6® brand, is an herbicide that protects cotton crops from weeds. MSMA is also used by some states to control weed growth on their right-of-ways, and by sugar cane growers in some South American countries.

Our operations reflect our commitment to protecting the environment. We meet or exceed the environmental requirements of the highly regulated chemical industry. Through a wholly owned subsidiary, we produce chemicals at a modern, EPA-compliant production facility in Matamoras, Mexico.

Outlook is Bright

Management expects fiscal 2005 will be a very successful year. We also believe KMG is well-positioned to continue its growth in sales, as well as its quarterly comparable period growth in earnings, in spite of the ongoing pressure of higher raw material prices.

We believe this will unfold due to the following: (1) realizing the full-year benefits of the businesses acquired during fiscal 2004; (2) an increase in crosstie purchases by the railroads; (3) a gradual shift by more utilities to specify penta-treated utility poles; (4) enhancing our MSMA market position; and, (5) continued market penetration by our Rabon products.

Management projects sales to exceed $50 million in fiscal 2005, and we expect to achieve significant double-digit growth in earnings. Our pipeline of acquisition prospects in industrial chemicals, animal health products and agricultural chemicals remains vibrant, and we will persevere in seeking out and completing prudent acquisitions to foster further growth. We intend to maintain a conservative balance sheet in the process, and are committed to improving the trading liquidity of KMG stock for our shareholders.

An Enduring Strategy and Philosophy

Your company has prospered through good times and bad. Through the cyclical downturn in the chemical industry of the last few years, KMG has continued to turn a profit, and has taken advantage of the business environment to acquire businesses at attractive prices and to strengthen its management team. We remain committed to our business strategy and conservative management style. This has enabled our growth for almost 20 years, and will continue to guide us.

Thank you for your confidence in KMG Chemicals. We fully expect that your patience will be rewarded over the years to come.

David L. Hatcher
October, 2004

Shareholder Information

Transfer Agent and Registrar

Communications concerning the transfer of shares, lost certificates, or changes of address for registered shares should be directed to the transfer agent:

Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
Voice: 469.633.0101
Fax: 469.633.0088
E-mail: info@stctransfer.com
Web: www.stctransfer.com

Direct Stock Purchase Plan

The company has a Direct Stock Purchase Plan (DSPP) for registered shareholders. Participants may invest in KMG common stock at current market prices without service fees or brokerage commissions, and automatically reinvest KMG dividends into additional common shares. Participants may also use the plan to make gifts of KMG common stock, deposit existing stock certificates for safekeeping and sell KMG shares.

Securities Transfer Corporation (STC) is the plan administrator. The DSPP prospectus can be obtained from KMG's web site, www.kmgchemicals.com, at STC's web site, www.stctransfer.com, or by calling 713.988.9252 (x100). This is not an offer to sell or a solicitation to buy securities, which are only offered by prospectus.

Investor Inquiries on Company Activities

Inquiries about KMG are welcome by e-mail, phone, fax or letter. Please direct them to:

John V. Sobchak
Chief Financial Officer, at the corporate offices.
Voice: 713.988.9252 x 114
Fax: 713.988.9298
E-mail: jsobchak@kmgchemicals.com

Annual Meeting

The annual meeting of shareholders will be held on November 16, 2004, at 10:00 a.m. at the corporate offices.

Shareholder Services

KMG maintains an internal financial mailing list and can e-mail you when news releases are distributed. To sign up, visit the web site at www.kmgchemicals.com and click on Investor Relations. You can also request that certain financial information be mailed to you on a one-time basis, by contacting the corporate office.

Code of Business Conduct

KMG's Code of Business Conduct can be viewed and downloaded from the home page of the company's web site at www.kmgchemicals.com. Copies are also available at no charge by contacting John V. Sobchak, Chief Financial Officer, at the address above by email, phone, fax or letter.

Form 10-K

Additional copies of the KMG Chemicals, Inc. Form 10-K, as filed with the Securities and Exchange Commission, can be downloaded from the company web site and are also available upon written request to the corporate offices.

NASDAQ Small Cap Market Prices for KMG Common Stock (per share)

	High	Low
Q1 ending October 31, 2003	**$ 3.30**	**$ 2.68**
Q2 ending January 31, 2004	**4.66**	**1.82**
Q3 ending April 30, 2004	**5.10**	**2.88**
Q4 ending July 31, 2004	**4.04**	**2.64**

As of September 30, 2004 approximately 600 shareholders of record owned common shares of KMGB.

Independent Accountants

Deloitte & Touche LLP
Houston, Texas

Officers

David L. Hatcher
Chairman and President

J. Neal Butler
Vice President, Chief Operating Officer

John V. Sobchak
Vice President, Chief Financial Officer

Roger Jackson
Vice President, General Counsel and Secretary

Thomas H. Mitchell
Vice President, Marketing

KMG

KMG Chemicals, Inc.

Corporate Offices

KMG Chemicals, Inc.
10611 Harwin Drive, Suite 402
Houston, Texas 77036-1534
Voice: 713.988.9252
Fax: 713.988.9298
Web: www.kmgchemicals.com
Nasdaq: KMGB